Exhibit 99.1

Nexa Reports Third Quarter 2020 Results and Adjusted EBITDA of US$152 Million

Luxembourg, October 29, 2020 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and nine months ended September 30, 2020. This Earnings Release should be read in conjunction with the unaudited consolidated financial statements of Nexa and the notes thereto as at and for the three and nine months ended September 30, 2020 (the “3Q20 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“The COVID-19 outbreak remains a concern. In recent weeks, some regions have started to see an increase in the number of cases, which could result in additional restrictions from local governments to combat the spread of the virus. Governments and businesses around the world are still learning how to adapt to this new reality without jeopardizing the recovery of the global economy.

The health and safety of our employees, third-party contractors and our host communities continues to be our highest priority. International benchmark procedures to mitigate the spread of COVID-19 remain in place throughout all of our operations and projects.

We have delivered a strong quarter despite this challenging environment. Our team’s commitment, together with the business continuity measures that have been adopted since the beginning of the pandemic, coupled with the Nexa Way continuous improvement program have enabled us to achieve such performance.

In Peru, mining operations gradually ramped up during the quarter, following government-mandated closures, and are operating at normal levels. In Brazil, we recorded another solid quarter. Nexa’s smelters have also been operating at normal capacity utilization rates.

In terms of our project pipeline, we have recently provided an update on the Aripuanã project. The project is progressing according to the updated plan and we have undertaken different actions to mitigate further risk, such complete the acquisition of all the critical equipment with about 70% of this equipment already on the site. The operational readiness team has been mobilized to the site.

We have also updated our capital allocation strategy and project pipeline timeline has also been revised in light of the current circumstances and our commitment to delivering growth with capital discipline. We remain optimistic about the long-term prospects for zinc and copper, and after Aripuanã starts to generate cash we intend to have a further investment discussion on the Magistral project, which as of today is the most advanced project in our pipeline.

Our balance sheet remains solid and we have proactively adopted measures to continue to strengthen our business and protect our people, contractors and host communities. Nexa has a unique portfolio of assets in Latin America and we believe we are on the right path to building the mining of the future.”

Highlights

▪	Consolidated net revenue reached US$538 million in the third quarter compared with US$564 million a year ago driven by lower volumes and average price. In 9M20, net revenue was US$1,316 million compared to US$1,747 million a year ago.

▪	Zinc production of 82kt in 3Q20 was 16% lower than in 3Q19 mainly explained by the gradual ramp up of our Peruvian mines during the quarter, which resumed operations in the second quarter after the temporary suspension required by the Peruvian government to control the COVID-19 outbreak. Compared to 2Q20, zinc production increased by 31%. Total zinc and zinc equivalent production for 9M20 was 221kt and 326kt, respectively.

▪	Following the end of the quarantine period in Peru and the recovery in demand, the capacity utilization rates of our smelters have improved and total metal production was 154kt in 3Q20, up 21% from 2Q20. Compared to 3Q19, production was slightly down (1.4%) and totaled 427kt for 9M20.

Earnings Release – 3Q20

▪	In 3Q20, metal sales were 158kt, up 0.1% year-over-year and 32% from 2Q20, as demand has started to recover following the lifting of regional and global governments restrictions and totaled 424kt for 9M20.

▪	Adjusted EBITDA was US$152 million in 3Q20 compared with US$58 million in 3Q19 and US$40 million in 2Q20 with Adjusted EBITDA for the nine months ended September 30, 2020 totalling US$236 million.

▪	Mining cash cost[1] in 3Q20 was US$0.33/lb compared with US$0.42/lb in 3Q19 mainly driven by the temporary decrease in operating costs and the increase in by-products credits. Compared to 2Q20, mining cash cost decreased by 7%.

▪	In 3Q20, smelting cash cost[1] was US$0.79/lb, down 20% from 3Q19 due to higher TCs and lower LME prices. Compared to 2Q20, smelting cash cost increased by 13%.

▪	Incremental costs related to COVID-19 amounted to US$5.0 million in 3Q20, which were partially offset by other costs savings.

▪	Nexa also recognized a non-cash US$65 million pre-tax impairment loss in 3Q20 primarily related to the Cerro Pasco cash generating unit and the Jarosite conversion project.

▪	Net loss totaled US$35 million, a US$0.22 loss per share, including the impairment loss effect of US$49 million (net of taxes) in 3Q20.

▪	Net debt to Adjusted EBITDA for the last twelve months reversed its upward trend and stood at 3.23x, reflecting the improvement in the results of our operations and cash generation.

▪	Liquidity remains strong. Total cash amounted to US$985 million at September 30, 2020 and our current available liquidity is US$1,285 million, including the revolving credit facility.

Operational efficiency initiatives program | Nexa Way

▪	The Nexa Way program generated an estimated positive impact to EBITDA of US$24 million in 3Q20 and US$67 million in 9M20.

▪	The Nexa Way program continues to progress and based on the initiatives implemented in 2019, we continue to target an increase of at least US$120 million in annualized EBITDA by the end of 2021.

▪	In light of the COVID-19 outbreak, new initiatives have emerged and are being evaluated. In 3Q20, some of these additional initiatives have been implemented at a cost included in our SG&A of US$7.7 million.

▪	We expect additional initiatives to be implemented in the next three quarters at an estimated cost of US$12 to 27 million, temporarily increasing selling, general and administrative expenses (“SG&A”), which should generate a potential additional EBITDA contribution of approximately US$100 million.

▪	Our ability to achieve this target through 2021 depends on future metal prices, production and demand recovery, among other factors.

Guidance

▪	We maintain our 2020 production guidance for zinc of 300-335kt and lead of 33-38kt. We have reduced our copper guidance range by 4kt to between 26-29kt in light of the gradual ramp up of our mining operations in Peru in 3Q20, which was limited by workforce constraints due to COVID-19 related-measures. We have increased our silver range from 6,072-6,761koz to 6,256-6,761koz.

▪	We are updating our mining cash cost guidance from US$0.59/lb to US$0.45/lb.

▪	2020 sales guidance of 540-580kt remains unchanged.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 3Q20

▪	Smelting cash cost guidance has been updated from US$0.74/lb to US$0.78/lb.

▪	We are also updating our 2021-2022 production and sales guidance that had previously been suspended.

▪	2020 CAPEX guidance has been revised to US$350 million versus US$300 million due to the updated expenditures for the Aripuanã project and increase in sustaining investments, as operations have resumed to normal utilization rates.

▪	Other operating investments, including mineral exploration (US$20 million) and project development (US$12 million), have been revised downwards from US$68 million to US$50 million.

▪	Guidance is subject to the continuous evaluation of several factors, including the impact of COVID-19 on our operations, supply chain and demand for our products.

▪	Refer to our “Nexa | Guidance” section for further details.

Projects

▪	As a result of COVID-19 related-measures and our commitment to capital discipline, Nexa has revised its project portfolio and timeline.

▪	Magistral engineering studies (FEL3) continue to advance and are expected to be completed in the first half of next year. In 2021, we also expect to advance further optimization opportunities analysis before moving forward with project execution, which is subject to all governance approvals throughout the process.

▪	The Vazante mine-deepening brownfield project continues as planned and the investment amounted to US$1.8 million in the quarter out of the expected CAPEX of US$13 million for the year; of that total amount, US$9.8 million has been invested as of September 30, 2020.

▪	Exploration activities at the Bonsucesso project have been resumed and engineering studies are expected to restart in 2021. Bonsucesso is expected to extend the life of mine of Morro Agudo and to use the existing infrastructure and mine facilities of the complex.

▪	Exploration activities at the Hilarión project have also restarted at the end of 3Q20 and we plan to complete 4,550 meters of exploratory drilling.

▪	Shalipayco, Pukaqaqa and Caçapava projects remain on hold.

Aripuanã

▪	On October 06, Nexa published an update on the Aripuanã project and we expect to publicly file an updated technical report in November 2020.

▪	Based on current Mineral Reserves, zinc equivalent production is estimated at 119kt per year for approximately 11 years. The Inferred Mineral Resources contains 2,515kt of zinc equivalent.

▪	The total estimated CAPEX has escalated to US$547 million, compared to the US$392 million set out in the Aripuanã feasibility study published in 2018, based on a detailed review and update of the project. Estimated CAPEX for 2020 is now US$193 million (as compared to our previous estimate of US$172 million).

▪	Mechanical completion is expected in 4Q21 and production is scheduled to start in early 2022.

▪	Aripuanã is estimated to generate an after-tax net present value (“NPV”) of US$27 million (at a discount rate of 9%, real terms) over the 11-year life-of-mine.

▪	The Aripuanã project is currently positioned on the second quartile of the zinc normal cost curve based on Wood Mackenzie’s methodology, with C1 zinc five-year average cash cost estimated at US$0.12/lb net of by-product credits.

▪	Refer to our “Aripuanã project” section for further details.

Earnings Release – 3Q20

Selected indicators

US$ million (except indicated otherwise)	3Q20	2Q20	3Q19	3Q20 vs. 3Q19		9M20	9M19	9M20 vs. 9M19
Treated ore (kt)	3,040.8	1,856.1	3,305.3	(8.0)%		7,703.5	9,854.5	(21.8)%

Mining Production | contained in concentrate
Zinc (kt)	81.9	62.4	97.1	(15.7)%		221.1	278.2	(20.5)%
Copper (kt)	7.9	4.7	10.5	(25.1)%		19.6	28.0	(29.9)%
Lead (kt)	11.4	4.7	13.7	(16.4)%		25.5	39.1	(34.8)%

Metal sales (kt)(1)	158.4	119.9	158.3	0.1%		423.6	459.7	(7.9)%

Consolidated Net Revenue	537.8	336.6	563.6	(4.6)%		1,316.4	1,746.9	(24.6)%

Mining	66.9	3.0	33.1	102.4%		53.3	159.6	(66.6)%
Smelting	86.0	39.2	24.6	250.2%		186.6	123.7	50.8%
Eliminations & Adjustments	(0.9)	(2.2)	0.1	-		(4.2)	0.8	-
Adjusted EBITDA(2)(3)	152.0	39.9	57.8	163.2%		235.6	284.1	(17.1)%
Adj. EBITDA margin (%)	28.3%	11.9%	10.3%	18.0	p.p.	17.9%	16.3%	1.6	p.p.

Sustaining	28.1	17.7	29.2	(3.8)%		67.7	85.7	(21.0)%
Expansion(4)	55.2	52.9	57.8	(4.4)%		149.3	121.8	22.6%
HSE	1.9	1.9	12.9	(85.1)%		14.4	42.2	(65.9)%
Others(5)(6)	(0.0)	(3.7)	4.0	-		2.9	13.9	(79.2)%
Capital Expenditures	85.2	68.9	104.0	(18.0)%		234.3	263.6	(11.1)%

Liquidity and Indebtedness
Total Cash(7)	984.8	913.5	857.2	14.9%		984.8	857.2	14.9%
Net debt	969.6	1,026.1	592.0	63.8%		969.6	592.0	63.8%
Net debt / LTM Adj. EBITDA (x)	3.23	4.97	1.43	126.1%		3.23	1.43	126.1%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes a temporary increase of US$16 million and US$7.7 million related to the Nexa Way program in 3Q19 and 3Q20, respectively. In 3Q20, Nexa accrued an additional US$4.7 million of costs related to the decision to not resume the Atacocha underground operation, totaling US$8.1 million in 9M20.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 1 – “Information by business segment and geographic area” in the Consolidated Interim Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) The negative amount refers mainly to tax credits.

(7) Cash, cash equivalents and financial investments.

Earnings Release – 3Q20

Nexa response to COVID-19

The Crisis Committee, created in 1Q20 in response to the COVID-19 outbreak, which includes all executive officers of the Company, certain key general managers and personnel to carry out preventive procedures in its operations and offices, remains in place. Our commitment to safety and to protect our employees, third-party contractors and host communities is our highest priority.

Following the best market practices, international benchmark protocols to mitigate the spread of COVID-19 were implemented in all of our operations.

We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 3Q20, COVID-19 related costs totaled US$5.0 million (US$4.4 million in mining, US$0.4 million in smelting and US$0.2 million in corporate) and are included in cost of sales and in operating expenses. These incremental costs are mainly related to, among others:

▪	Suitability of our facilities for the new safety protocols;

▪	Additional health and safety protocols, such as COVID-19 antibody tests and health checks;

▪	Increased site cleaning and hygiene services;

▪	Acquisition of protective equipment and medical assistance;

▪	Impact of social distancing related measures, including higher transportation costs, lower number of employees on site and reorganization of common areas, such as cafeterias and accommodation; and

▪	Community support; among others.

We anticipate that some of these costs should decrease as of 4Q20. In 9M20, COVID-19 related costs amounted to US$9.1 million. Subject to the duration and extent of COVID-19, we estimate that in 2021, approximately, US$9.2 million will be a recurring cost in our operations; which may be partially offset by efficiency gains and/or other costs savings.

Earnings Release – 3Q20

Nexa | Guidance

Based on operational performance in 9M20, which reflects the temporary suspension of production at the Peruvian mines due to COVID-19 and the gradual ramp up of operations through 3Q20, Nexa reiterates its 2020 production guidance for zinc of 300-335kt, but production has been revised for El Porvenir and Vazante mines. El Porvenir production is estimated to be between 37-44kt versus 40-44kt, while Vazante production is estimated to be between to 144-150kt versus 140-150kt.

Nexa also maintains the 2020 production guidance for lead of 33-38kt. The silver production range has increased to 6,256-6,761koz, while the copper production range has decreased slightly by 4kt to 26-29kt. Sales guidance for 2020 of 540-580kt remains unchanged.

While the number of cases of COVID-19 in Latin America has seen a slower increase, there remains a high level of uncertainty about how the situation will unfold in the future. As such, our projections assume that we will continue to face restrictions in our operations, including but not limited to restricted protocols to access our mines and more limited workforce and logistics. Guidance is subject to the continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

2020 investment guidance has been also revised. The estimated CAPEX for 2020 has increased to US$350 million from US$300 million driven primarily by updated capital projections at Aripuanã and sustaining costs, as we are operating at higher utilization levels.

Despite the unprecedented short-term scenario, we remain positive about the long-term outlook and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America. We remain committed to building a differentiated, sustainable, cost-efficient, and integrated business model, generating value for all our stakeholders.

Production and sales

The main assumptions behind our 2020-2022 production and sales guidance are:

▪	Following the end of the quarantine period in Peru, our mines gradually increased their production throughout 3Q20 and are expected to operate at normal levels as of 4Q20.

▪	In our efforts to reduce costs and improve operational efficiency, the Atacocha underground mine remains suspended for an indefinite period of time.

▪	Smelters are estimated to continue operating at higher utilization rates.

▪	Vazante and Morro Agudo mines remain operating at full capacity.

▪	Commissioning of Aripuanã is expected in early 2022.

▪	All of our assets will continue to operate subject to additional measures to control and mitigate the COVID-19 spread. Safeguard protocols implemented for incoming site personnel may continue to limit our workforce in the future.

Mining segment

Zinc production in 2020 is estimated to be between 300-335kt, subject to the performance of our mines as planned. At the midpoint of the guidance range, zinc production in 2021 is estimated to increase 6% over 2020, and a further 10% in 2022 over 2021, after the Aripuanã ramp up.

For the forecasted period, zinc head grade is expected to be in the range of 2.87% and 3.26%, copper head grade is expected to be in the range of 0.27% and 0.37%, and lead head grade is expected to be in the range of 0.44% and 0.58%.

Earnings Release – 3Q20

Main products

Metal Contained (in concentrate)		9M20	2020e			2021e			2022e

Zinc Equivalent(1)	kt	326	438	-	489	481	-	536	552	-	647

Zinc	kt	221	300	-	335	322	-	353	343	-	397
Cerro Lindo		60	85	-	99	104	-	112	90	-	98
El Porvenir		25	37	-	44	50	-	60	54	-	69
Atacocha		7	9	-	11	10	-	11	9.5	-	11.1
Vazante		110	144	-	150	140	-	150	135	-	150
Morro Agudo		19	25	-	30	18	-	20	16	-	19
Aripuanã		-	under construction			under construction			38	-	49

Copper	kt	20	26	-	29	26	-	30	37	-	49
Cerro Lindo		19	26	-	29	26	-	29	29	-	39
El Porvenir		0.2	0.3	-	0.4	0.4	-	0.4	0.5	-	0.7
Aripuanã		-	under construction			under construction			7.3	-	9.3

Lead	kt	25	33	-	38	42	-	49	56	-	62
Cerro Lindo		6.5	9	-	10	13	-	14	10	-	11
El Porvenir		7.6	11	-	12	15	-	18	17	-	17
Atacocha		7.4	9	-	10	9	-	10	9	-	10
Vazante		0.9	1.0	-	1.5	1.0	-	1.5	1.0	-	1.2
Morro Agudo		3.1	3.5	-	4.1	4.3	-	5.0	5.7	-	6.8
Aripuanã		-	under construction			under construction			13	-	16

Silver(2)	koz	4,695	6,256	-	6,761	8,531	-	9,317	9,013	-	9,788
Cerro Lindo		1,915	2,570	-	2,876	3,655	-	3,808	3,445	-	3,661
El Porvenir		1,651	2,335	-	2,341	3,469	-	3,873	3,224	-	3,271
Atacocha		860	1,005	-	1,149	1,061	-	1,241	1,061	-	1,241
Vazante		265	345	-	395	345	-	395	287	-	347
Aripuanã		-	under construction			under construction			995	-	1,268

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2019 LME average benchmark prices: Zn: US$1.16/lb; Cu: US$2.72/lb; Pb: US$0.91/lb; Ag: US$16.2/oz; Au: US$1,393/oz in line with our previous calculation methodology.

(2) Includes Morro Agudo production.

Smelting segment

Metal sales are estimated to be between 540-580kt in 2020. Despite the decrease in demand year-over-year due to COVID-19, demand has recovered from 2Q20 levels and this upward trend is expected to continue in 4Q20. Metal demand improvement is subject to the recovery in trading conditions and future requirements to control COVID-19.

For 2021, metal sales volume is forecasted to increase 65kt over 2020 (midpoint of the guidance range), and a further 2.5kt in 2022 over 2021.

Earnings Release – 3Q20

Smelting sales		9M20	2020e			2021e			2022e

Metal	kt	424	540	-	580	615	-	635	615	-	640
Zinc metal		400	515	-	550	580	-	596	580	-	601
Zinc oxide		24	25	-	30	35	-	39	35	-	39

2020 cash cost guidance

We have updated our mining cash cost guidance for 2020. The main assumptions are:

▪	Operating cash costs have been revised due to the gradual ramp up of mining operations in Peru;

▪	Mine development activities in Cerro Lindo and El Porvenir resumed in 3Q20 but were behind estimated plan, limited by workforce availability due to COVID-19 related measures;

▪	Commodity price assumptions have been updated upwards (2020e: Zn: US$0.99/lb, Cu: US$2.70/lb, Pb: US$0.82/lb, Ag: US$20.4/oz, Au: US$1,782/oz versus 2020e: Zn: US$0.89/lb, Cu: US$2.41/lb, Pb: US$0.80/lb, Ag: US$16.3/oz, Au: US$1,569/oz);

▪	Foreign exchange rates assumptions have been updated: BRL/USD: 5.13 and Soles/USD: 3.47 versus BRL/USD: 5.02 and Soles/USD: 3.43; and

▪	Treatment charges (“TCs”) of US$300/t concentrate.

Note: cash cost numbers include and contemplate COVID-19 incremental costs but do not include the impact of idle capacity costs in the Peruvian operations in 9M20, and Juiz de Fora smelter in 2Q20.

	2020e	2020e
2020 cash cost guidance (US$/lb)	Previous	Updated	9M20
Mining cash cost(1)	0.59	0.45	0.41
Cerro Lindo	0.33	0.15	0.07
El Porvenir	0.83	0.65	0.49
Atacocha	0.59	0.07	0.18
Vazante	0.60	0.55	0.53
Morro Agudo	1.00	0.79	0.78
Smelting cash cost(2)	0.74	0.78	0.77
Cajamarquilla	0.77	0.83	0.82
Três Marias	0.65	0.67	0.67
Juiz de Fora	0.87	0.85	0.85

(1)C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Investments

2020 CAPEX guidance

Our estimated CAPEX has been revised to US$350 million from US$300 million, mainly driven by (i) updated expenditures at the Aripuanã project; and (ii) the increase in sustaining investments to keep our operations running safely, following the improvement in our capacity utilization rates.

Expansion projects investments are estimated at US$223 million. Aripuanã represents approximately 87% of this amount. Refer to “Aripuanã project” section for further information.

Investments in non-expansion projects are estimated at US$127 million compared with US$103 million in the previous guidance.

Earnings Release – 3Q20

In 9M20, CAPEX amounted to US$234 million. Non-expansion investments, which include Sustaining and Health, Safety and Environmental (“HSE”) expenditures, among others, were US$85 million. Expansion projects expenditures totaled US$149 million, including the US$127 million investment in Aripuanã.

CAPEX	2020e	2020e
(US$ million)	Previous	Updated	9M20
Expansion projects	197	223	149
Aripuanã	172	193	127
Others(1)	25	30	23

Non-Expansion	103	127	85
Sustaining	75	106	68
HSE(2)	16	16	14
Others(3)	12	5	3
TOTAL	300	350	234

(1) Including US$13 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others.

2020 other operating expenses

Other operating investments	2020e	2020e
(US$ million)	Previous	Updated	9M20
Exploration	41	32	24
Mineral exploration	26	20	16.5
Sustaining and mineral rights	14	12	7.2

Project Development	17	13	10

Other	11	5	3.2
Technology	5.1	3	1.9
Communities	5.4	2	1.3
TOTAL	68	50	37

Note: Mineral exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In light of our capital allocation strategy and COVID-19 related-measures, we have also updated our 2020 guidance for other operating expenses from US$68 million to US$50 million. Our investment in greenfield project development was temporarily suspended in 2Q20, with the exception of Magistral, and has now resumed.

Exploration expenditures are primarily focused on brownfield opportunities. Certain greenfield exploration, which were temporarily suspended, are also being resumed.

Our long-term strategy remains unchanged and we will maintain our efforts to replace and increase mineral reserves and resources.

Earnings Release – 3Q20

Aripuanã project

On October 6, 2020, we published an update on the Aripuanã project. We expect to file a new technical report on SEDAR in November 2020.

Based on the current Mineral Reserves2, zinc equivalent production is estimated at 119kt per year for approximately 11 years. The current project targets three main elongated mineralized zones (Arex, Link and Ambrex) that have been defined in the central portion of the project. Based on the Inferred Mineral Resources, we believe life of mine could be extended beyond 20 years. Refer to “Mineral Exploration” section for further information.

The total estimated CAPEX3 has increased to US$547 million, compared to the US$392 million set out in the Aripuanã feasibility study published in 2018, based on a detailed review and update of the project.

The project timeline was also affected and mechanical completion is now expected in 4Q21. Production is scheduled to start in early 2022 with an estimated zinc equivalent production of 108kt for the year.

Cost increases and time extension resulted primarily from, among other factors:

▪	The delays and outcome of detailed engineering studies resulting in increases in certain quantities including earthworks and construction materials, investment in mine development, consumables and spare parts, among others;

▪	Additional infrastructure services due to issues experienced during earthworks activities;

▪	Additional scope such as new equipment and infrastructure items in the process plant and in the tailings dry-stacking piles and at the Dardanelos power station;

▪	Increase in third-party services;

▪	Upgrades at the Dardanelos energy substation;

▪	Logistics constraints on the upgrade of the Aripuanã river bridge; and

▪	The global impact of COVID-19.

In 3Q20, we invested US$51 million to develop Aripuanã, with cumulative incurred CAPEX of US$252 million since the beginning of the project. For 2020, our revised CAPEX guidance is US$193 million, with the remaining investment of US$228 million to be disbursed mainly in 2021.

The remaining CAPEX will be supported by our current cash position, future cash generation and a long-term loan agreement with BNDES of approximately US$140 million that matures in 2040.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impact which is ongoing.

As previously disclosed, Nexa reorganized its project team in 2Q20 and also made certain changes to the scope of its key contractors during 1H20 in order to mitigate project execution risk. The status of the project is as follows:

▪	99% of detailed engineering has been completed;

▪	All the long-lead items and critical packages have been awarded in 2019/2020 (80% of procurement has been completed);

2 Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

3 BRL/US$ exchange rate assumptions - 2020: 5.05; 2021: 4.84; 2022: 4.85; 2023 onwards: 4.80.

Earnings Release – 3Q20

▪	70% of long lead equipment has already been delivered to site (including SAG, vertical and ball mills, crushers, flotation columns, flotation cells, thickener, etc.);

▪	100% of construction packages have been awarded and renegotiated, taking into consideration the new quantities and scope change; and

▪	All permits have been obtained and all the environmental programs are in place.

Overall project physical progress reached 56.7% in September, 2020. Horizontal mine development reached an accumulated 4,847 meters at the end of September 2020, as compared to 3,618 meters at the end of June 2020. Approximately 85kt of ore was stockpiled, up from 53kt at the end of June, according to plan.

Earnings Release – 3Q20

Consolidated performance

Net revenue

US$ million	3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
Revenue - Mining	206.0	110.6	248.4	(17.0)%	479.0	766.9	(37.5)%
Revenue - Smelting	422.1	274.6	442.2	(4.5)%	1,068.5	1,406.0	(24.0)%
Intersegment Results	(99.4)	(52.0)	(124.5)	(20.1)%	(239.1)	(424.4)	(43.7)%
Adjustments	9.1	3.4	(2.5)	-	8.0	(1.6)	-
Net Revenue	537.8	336.6	563.6	(4.6)%	1,316.4	1,746.9	(24.6)%

In 3Q20, net revenue was US$538 million, 5% lower year-over-year, mainly driven by lower sales volume and the decrease in average metal prices. The LME average prices for zinc and lead were down by 1% and 8% respectively, while copper price increased by 12% compared to 3Q19.

In the first nine months of 2020, net revenue was down 25% compared to 9M19, driven by lower prices and volumes due to the impact of COVID-19. During the period, the LME average zinc, copper and lead prices decreased by 17%, 3% and 9%, respectively.

Cost of sales

US$ million	3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
Cost of sales - Mining	(146.5)	(118.9)	(221.0)	(33.7)%	(448.8)	(608.3)	(26.4)%
Cost of sales - Smelting	(336.3)	(241.3)	(414.7)	(18.9)%	(890.9)	(1,268.5)	(29.8)%
Intersegment Results	99.4	52.0	124.5	(20.1)%	239.1	424.4	(43.7)%
Adjustments	(14.1)	(7.5)	7.2	-	(4.2)	(19.5)	(78.3)%
Cost of sales	(397.5)	(315.7)	(504.5)	(21.2)%	(1,103.9)	(1,471.9)	(25.0)%

In 3Q20, cost of sales amounted to US$397 million, down 21% year-over-year. The cost decrease was driven by (i) lower operating costs in both segments; (ii) lower concentrate prices; and (iii) the 36% average depreciation in the BRL against the U.S. dollar during the period. Compared to 2Q20, cost of sales increased by 26% as production recovered in both segments.

In 9M20, cost of sales decreased by 25% compared to the same period of 2019, mainly as a result of the above-mentioned factors. Abnormal cost of production related to the temporary production suspension in response to COVID-19 totaled US$74 million in the period.

SG&A

In 3Q20, SG&A expenses amounted to US$37 million, including a non-recurring expense of US$7.7 million related to the Nexa Way program. SG&A expenses were down 36% compared to 3Q19 (US$57 million) and up 26% compared to 2Q20 (US$29 million). Excluding from the analysis Nexa Way expenses, SG&A in 3Q20 decreased by 29% from 3Q19 and slightly compared to 2Q20.

In 9M20, SG&A expenses were US$107 million, down 23% from the same period of 2019.

Efficiency program – Nexa Way

The Nexa Way program continues to progress. We are focused on capturing the gains of the initiatives implemented in 2019 and we continue to target an improvement of at least US$120 million in annualized EBITDA by 2021.

Earnings Release – 3Q20

In light of the COVID-19 outbreak, new opportunities have emerged. In 3Q20, some of these additional opportunities have been implemented at a cost included in our SG&A of US$7.7 million (as mentioned above). Over the next three quarters, we expect additional initiatives to improve operational performance to be implemented, resulting in temporary estimated expenses in our SG&A totalling US$12 to 27 million, which should generate a potential additional EBITDA contribution of approximately US$100 million by the end of 2021.

Our ability to achieve this target largely depends on future metal prices, production and demand recovery.

The Nexa Way initiatives are primarily related to our operations, including priorities such as, among others, increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters and increased roaster performance. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all of Nexa.

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate. In 3Q20, the program generated an estimated positive impact to EBITDA of US$24 million, totaling US$67 million in 9M20.

Adjusted EBITDA

In 3Q20, Adjusted EBITDA was US$152 million compared with US$58 million in the same period a year ago. The main factors that contributed to this performance were (i) lower operating costs and expenses; (ii) the reduction in exploration and project development expenses; (iii) the increase in by-products contribution due to higher prices and quarterly limestone sales record; partially offset by (iv) Atacocha expenses related to the underground suspension of US$4.7 million. The U.S. dollar appreciation against Brazilian real had a positive impact of US$21 million.

During 9M20, Adjusted EBITDA totaled US$236 million, down 17% year-over-year, mainly impacted by COVID-19 during 1H20, which was partially offset by the strong performance in 3Q20.

Earnings Release – 3Q20

US$ million	3Q20	2Q20	3Q19
Adjusted EBITDA	152.0	39.9	57.8
Impairment (Reversal)	65.1	0.0	142.1
EBITDA	86.9	39.9	(84.4)
Deprec., amort. and depletion	(61.4)	(52.1)	(93.5)
Net financial results	(61.9)	(54.5)	(57.1)
Taxes on income	2.4	7.0	63.7
Net Income (loss)	(34.7)	(59.1)	(171.3)

Net financial result

The net financial result in 3Q20 was an expense of US$62 million compared to an expense of US$54 million in 2Q20 primarily driven by an increase in financial expenses and a decrease in financial income.

The foreign exchange variation had a negative impact of US$12 million versus a negative impact of US$20 million in 2Q20, mainly explained by the 5% depreciation of the Brazilian real against the U.S. dollar4 versus the 29% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 3Q20 was an expense of US$49 million compared to US$34 million in the previous quarter, which was affected by the same factor explained above.

US$ thousand	3Q20	2Q20	3Q19
Financial income	2,213	3,431	6,574

Financial expenses	(42,774)	(39,095)	(26,098)

Other financial items, net	(21,380)	(18,803)	(37,593)
Foreign exchange loss	(12,540)	(20,158)	(32,911)

Net financial result	(61,941)	(54,467)	(57,117)
Net financial result excluding FX	(49,401)	(34,309)	(24,206)

Net income (loss)

Net loss was US$35 million in 3Q20 compared to a net loss of US$171 million in 3Q19. The net loss was primarily driven by the non-cash impairment charge related to Cerro Pasco and the Jarosite conversion project, which impacted the result by US$49 million (net of taxes). Net loss attributable to Nexa’s shareholders was US$29 million in 3Q20 resulting in net loss per share (“EPS”) of US$0.22.

In the first nine months of 2020, net loss was US$706 million, primarily affected by the US$550 million non-cash impairment, lower metal prices and the temporary suspension of our operations in Peru due to COVID-19 related-measures.

4 On September 30, 2020 the Brazilian real / U.S. dollar exchange rate was R$5.64/US$1.00 against R$5.48/US$1.00 on June 30, 2020.

Earnings Release – 3Q20

Business Performance

Mining segment 5

Mining production

Consolidated		3Q20	2Q20	3Q19	3Q20 vs. 3Q19		9M20	9M19	9M20 vs. 9M19
Treated Ore	kt	3,041	1,856	3,305	(8.0)%		7,704	9,854	(21.8)%

Grade
Zinc	%	3.07	3.86	3.34	(27	)bps	3.28	3.22	5	bps
Copper	%	0.33	0.32	0.39	(6	)bps	0.32	0.36	(4	)bps
Lead	%	0.52	0.40	0.55	(4	)bps	0.48	0.53	(5	)bps
Silver	oz/t	0.95	0.77	0.99	(4.4)%		0.88	0.94	(6.1)%
Gold	oz/t	0.004	0.003	0.005	(32.7)%		0.004	0.005	(27.7)%

in Content
Zn	kt	81.9	62.4	97.1	(15.7)%		221.1	278.2	(20.5)%
Cu	kt	7.9	4.7	10.5	(25.1)%		19.6	28.0	(29.9)%
Pb	kt	11.4	4.7	13.7	(16.4)%		25.5	39.1	(34.8)%
Ag	koz	2,096	900	2,394	(12.4)%		4,695	6,704	(30.0)%
Au	koz	5.1	2.1	6.0	(16.2)%		11.0	18.0	(38.9)%

In 3Q20, treated ore volume was 3,041kt, down 8% from the same quarter a year ago. The solid performance of our operations in Brazil was offset by the decrease in El Porvenir (-24%), Cerro Lindo (-7%), and Atacocha (-9%) mines, which have gradually increased their throughput rates in the quarter after restarting operations in the previous quarter. Compared to 2Q20, treated ore volume increased by 64%.

In Brazil, treated ore volume increased by 3% from 3Q19. Mining operations had another strong performance, with Vazante reaching another quarterly record-high feed level in 3Q20.

Zinc production of 82kt in the quarter was 16% lower versus 3Q19, but 31% higher from 2Q20 due to the increased utilization rates of our Peruvian mines. The average zinc head grade was 3.07%, 27bps lower than 3Q19.

Copper and lead production followed the same trend and decreased by 25% and 16% from 3Q19, respectively. Compared to 2Q20, copper and lead production were up 68% and 145%, respectively.

In 9M20, treated ore volume decreased 22% year-over-year to 7,704kt, mainly driven by the temporary shutdown of our Peruvian mines, in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. As a consequence, zinc, copper and lead production decreased by 21%, 30% and 35%, respectively.

Health and safety procedures implemented in our mining operations to protect our employees, contractors and local communities remain in place, while we remain focused on maintaining the continuity of our business.

Cerro Lindo

In 3Q20, treated ore volume of 1,559kt was down 7% year-over-year mainly explained by the gradual increase in the throughput rates, mentioned above. Compared to 2Q20, treated ore volume increased by 84% as operations resumed gradually as of mid-May and continued to ramp up through 3Q20 following personnel mobilization restrictions and strict health and safety protocols. Cerro Lindo reached 18ktpd by the end of September and it is expected to continue operating at normal capacity levels in 4Q20 (18-19ktpd).

5 Segment consolidation available in the appendix.

Earnings Release – 3Q20

Zinc production was 26kt, down 25% compared to 3Q19 and 106% higher compared to 2Q20. Zinc head grade average 1.86%, 15bps better sequentially versus 2Q20. In light of the limited workforce during the quarter, we continue to prioritize mine development in higher zinc grade areas to accelerate metal in concentrate production to supply our Cajamarquilla smelter, taking the advantage of our mining-smelting integration to maximize gains.

Copper production was 8kt, down 25% compared to 3Q19 and up 68% from 2Q20. Copper average grade decreased to 0.58% (12bps year-over-year and 6bps quarter-over-quarter) as a result of zinc production prioritization in our mining development, as noted above.

Lead production was 3.1kt, down 4% from 3Q19. Lead average grade was 0.28%, 2bps higher than 3Q19 and 7bps higher than 2Q20. Compared to 2Q20, lead production increased by 165%.

In the first nine months of 2020, zinc production totaled 60kt, a decrease of 38% compared to 9M19 as a result of the temporary suspension and lower zinc average grade. Copper and lead production were down 30% and 28%, to 19kt and 7kt, respectively.

El Porvenir

Zinc production of 10kt was down 4kt (or 30%) in 3Q20 versus the same quarter of last year, primarily driven by the 24% decrease in treated ore volume. Similar to Cerro Lindo, El Porvenir continued to gradually ramp up its production during the quarter. Zinc head grade in 3Q20 was 2.68%, down 22bps from 3Q19. Mine development at high-grade stopes was behind our mine plan due to a limited workforce, in response to COVID-19 safety protocols.

Copper, lead and silver production in 3Q20 followed the same trend and decreased by 3%, 28% and 24%, respectively, when compared to 3Q19.

In 9M20, treated ore volume totaled 1,072kt, down 34% from the same period of last year mainly driven by the above-mentioned factors and the ore pass refurbishment at high-grade areas in the first quarter. As a result, zinc, copper and lead production decreased to 25kt, 0.2kt and 7.6kt, respectively.

Atacocha

Treated ore volume was 357kt in 3Q20, down 9% year-over-year, primarily due to the decision to not resume the higher-cost underground mining activities and to operate only the San Gerardo open pit mine. Compared to 2Q20, treated ore volume increased by 304kt as a result of the open pit mine accelerated ramp up to 4.0 ktpd and plant stability.

Zinc production of 3kt decreased by 1.6kt from 3Q19 and increased by 2.3kt versus 2Q20. Zinc head grade average 1.08 in the quarter. As we are now only operating the San Gerardo open pit mine, the zinc grade is expected to be lower as the open pit average grade is lower than the underground mine. On the other hand, operating margins should improve due to lower operating costs at the open pit mine.

Lead and silver production followed the same trend and decreased by 20% and 21% to 3.6kt and 400koz, respectively, from 3Q19. Compared to 2Q20, lead and silver production increased by 3.1kt and 345koz.

In 9M20, treated ore volume totaled 735kt, down 34% from the same period of last year mainly driven by the temporary suspension of our Peruvian mines and the decision to not resume the underground mining activities. As a result, zinc production decreased to 7kt.

Atacocha tailings dam elevation project: the construction permit for the execution phase for Level 4128 elevation was received in 3Q20, allowing us to start contractor mobilization. Completion is expected by 3Q21. This tailings dam raise is expected to support our operations until 2025. The new waste disposal project at the San Gerardo open pit restarted civil works in August, in compliance with Peruvian regulations to mitigate the spread of COVID-19.

Earnings Release – 3Q20

Vazante

In 3Q20, Vazante reached a new record in throughput and treated ore volume amounted to 407kt, up 3% from 3Q19. Compared to 2Q20, treated ore volume increased by 1%.

Zinc production of 37kt in 3Q20 decreased 4% compared to 3Q19 due to lower zinc head grade (down 89bps to 10.31%); which offset continued zinc metal recovery (87.7% in 3Q20 versus 86.5% in 3Q19) and increased treated ore volume (+3%). Compared to 2Q20, the zinc production kept stable despite the lower zinc grade which was offset by the higher treater ore volume and zinc recovery.

As previously-disclosed, the solid performance of Vazante was the result of several initiatives related to the Nexa Way program, which have improved the stability of the plant feed.

In 9M20, treated ore volume totaled 1,205kt, up 6% from the same period of last year as a result of the initiatives from Nexa Way program, which improved the performance of the operation. Zinc production of 110kt increased by 2% compared to the same period in 2019.

Vazante mine deepening project: the mechanical assembly at EB-347 pumping has progressed (reaching 72% by the end of the quarter). CEMIG power line activities continue to progress and are expected to be concluded in early 2021.

Morro Agudo

Treated ore volume was 302kt, up 3% compared to 3Q19 due to positive impacts from the Nexa Way initiatives, particularly related to plant reliability improvements. Compared to 2Q20, treated ore volume decreased 6% due to a schedule milling maintenance shutdown (12 days in the quarter), which reduced the production rate from 4.0ktpd to 1.9ktpd during the period.

Zinc production of 6kt in 3Q20 was 14% higher compared to 3Q19, driven by higher throughput and zinc average grade (up 21bps to 2.43%) due to better grade feeds from the Ambrosia open pit mine.

In 9M20, zinc production totaled 19kt, 5% higher than the same period of last year.

Financial performance

US$ million	3Q20	2Q20	3Q19	3Q20 vs. 3Q19		9M20	9M19	9M20 vs. 9M19
Net Revenue	206.0	110.6	248.4	(17.0)%		479.0	766.9	(37.5)%
COGS	(146.5)	(118.9)	(221.0)	(33.7)%		(447.9)	(608.3)	(26.4)%
Gross Profit	59.6	(8.4)	27.3	117.8%		31.1	158.7	(80.4)%
Adjusted EBITDA	66.9	3.0	33.1	102.4%		53.3	159.6	(66.6)%
Adjusted EBITDA Mrg.	32.5%	2.7%	13.3%	19.2	pp	11.1%	20.8%	(9.7	)pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$206 million in 3Q20, down 17% versus 3Q19. This performance was driven by the decrease in production, lower average zinc and lead prices, and higher benchmark TCs. This decrease was partially offset by higher silver and copper prices; and record-high limestone sales volume in Morro Agudo.

In 9M20, net revenue reached US$479 million, down 38% year over year, mainly affected by the temporary suspension of our operations in Peru, lower metal prices and higher benchmark TCs.

Cost of sales decreased by 34% in 3Q20 compared to 3Q19, to US$146 million. This decrease was primarily driven by (i) lower operating costs (i.e., shotcrete, maintenance, third-party services, among others), following the operational ramp-up in Peru; and (ii) the depreciation of the Brazilian real against the U.S. dollar; partially offset by (iii) idle capacity costs in the amount of US$8 million; and (iv) incremental costs related to COVID-19 of US$4.4 million.

Earnings Release – 3Q20

In 9M20, cost of sales totaled US$448 million, 26% lower compared to 9M19, driven by lower operating costs and volumes, and the depreciation of the Brazilian real against the U.S.dollar.

Adjusted EBITDA for the mining segment in 3Q20 was US$67 million up 104% compared to 3Q19. The increase was primarily due to (i) lower operating costs, as noted above; (ii) a positive impact from the Brazilian real depreciation against the U.S. dollar year-over-year; (iii) an increase in by-products contribution; and (iv) a decrease in mineral exploration and project development expenses.

During 9M20, adjusted EBITDA for mining totaled US$53 million, compared with US$160 million in 9M19. The solid performance of the Brazilian operations was offset by the effects of the mandatory temporary suspension of the Peruvian mining operations and lower metal prices.

Cash cost and AISC 6,7

Consolidated cash cost		3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
Cash Cost Net of By-products	US$/t	735	794	924	(20.4)%	904	952	(5.1)%
AISC	US$/t	1,189	1,094	1,516	(21.5)%	1,346	1,584	(15.0)%
Cash Cost Net of By-products	US$/lb	0.33	0.36	0.42	(20.4)%	0.41	0.43	(5.1)%
AISC	US$/lb	0.54	0.50	0.69	(21.5)%	0.61	0.72	(15.0)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (government-mandated plant suspension) in the Peruvian mines of US$6.2 million (or US$0.03/lb) in 3Q20. Cerro Lindo: US$2.5 million; Atacocha: US$1.0 million; El Porvenir: US$2.6 million.

Cash cost net of by-products in 3Q20 decreased by 20% to US$0.33/lb (or US$735/t) compared to US$0.42/lb (or US$924/t) in 3Q19. This decrease was driven by (i) cost reduction initiatives and lower operating costs in Peru mainly due to a temporary decrease in maintenance, mineral transportation and third-party service costs with a positive impact of US$0.14/lb; (ii) a positive impact of US$0.04/lb from the Brazilian currency devaluation in Vazante and Morro Agudo costs; (iii) higher by-products credits in Peru with a positive impact of US$0.08/lb; partially offset by (iv) higher TCs and lower volumes with a negative effect of US$0.18/lb.

6 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

7 AISC does not include Aripuanã CAPEX.

Earnings Release – 3Q20

Compared to 2Q20, cash cost decreased by 7%, or US$0.03/lb. Higher operating costs, following the resumption of our mining operations in Peru, were offset by the positive impact of US$0.18/lb due to better volumes and by-product credits.

AISC net of by-products also decreased in 3Q20 to US$0.54/lb (or US$1,189/t), down 22% compared to 3Q19, impacted by lower cash cost, sustaining CAPEX and corporate G&A.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

Earnings Release – 3Q20

Smelting segment

Consolidated		3Q20	2Q20	3Q19	3Q20 vs. 3Q19		9M20	9M19	9M20 vs. 9M19
Production
Zinc metal	kt	144.0	120.7	146.2	(1.5)%		403.1	434.5	(7.2)%
Global Recovery	%	93.9	94.2	94.3	(44	)bps	93.9	94.0	(0	)bps
Zinc oxide	kt	9.8	6.2	9.9	(0.5)%		24.1	28.6	(15.6)%
Total	kt	153.8	127.0	156.0	(1.4)%		427.2	463.1	(7.8)%
Sales
Zinc metal	kt	148.1	114.1	148.6	(0.4)%		399.6	432.0	(7.5)%
Zinc oxide	kt	10.3	5.7	9.6	6.8%		24.0	27.7	(13.5)%
Total	kt	158.4	119.9	158.3	0.1%		423.6	459.7	(7.9)%

In 3Q20, total production was 154kt, down 1.4% from the same quarter a year ago. Higher production volume in our Três Marias smelter (+11%) was offset by the decrease in Cajamarquilla (-3%) and Juiz de Fora (-22%). Compared to 2Q20, production increased by 21%, primarily driven by Cajamarquilla smelter, which operated at reduced rates until mid-May 2020, as a result of measures required by the Peruvian government to control the spread of COVID-19.

Total sales were 158kt in 3Q20, slightly up year-over-year and 32% higher versus 2Q20 mainly driven by the demand recovery in our home markets.

In 9M20, total production amounted to 427kt, down 8% versus the same period of last year, primarily driven by lower capacity utilization in 1H20 in response to COVID-19. Total sales followed the same trend and decreased by 8% to 424kt.

Following the best market practices and our efforts to mitigate the spread of COVID-19, health and safety procedures implemented in all our smelting operations remain in place, while we also remain focused on maintaining the continuity of our business.

Peru

In 3Q20, Cajamarquilla smelter production was 84kt, down 3% from 3Q19 and up 45% compared to 2Q20.

Total sales were 82kt, down 8% compared to 3Q19, as demand level was affected by COVID-19 year-over-year. Compared to 2Q20, sales increased by 42% due to higher export volumes and improved demand in our home markets.

During the first nine months of 2020, smelter sales totaled 215kt, down 15% from last year, following the production decline of 14%.

The Jarosite conversion project continues to be suspended and will be reassessed throughout 2021.

Brazil

In 3Q20, smelter production amounted to 70kt, remaining relatively flat (+0.2%) from 3Q19, as the increase in production from Três Marias (zinc metal and oxide) offset lower production from Juiz de Fora.

Metal sales volume was 66kt, up 12% from 3Q19, as a result of higher production volume from Três Marias. Compared to 2Q20, sales increased by 18% in response to demand recovery in our main markets.

In 9M20, smelter production was 210kt, slightly higher (+0.5%) compared to the same period in 2019. Três Marias metal production offset the temporary decrease in Juiz de Fora, which operated at lower capacity utilization rate in May and June in response to a reduction in demand due to the COVID-19 impact. Total sales volume increased by 1% to 208kt.

Earnings Release – 3Q20

Três Marias

Três Marias zinc metal production of 42kt increased by 14% compared to 3Q19, which was affected by technical issues in the purification process. Compared to 2Q20, metal production was 6% lower due to a slight reduction in recovery rate (from 95.4% to 94.8%) resulting in a 3kt decrease in production.

In 3Q20, zinc metal sales were 48kt, up 34% from 3Q19 due to higher production volume. Compared to 2Q20, sales increased by 25% as the demand in our home markets has recovered.

In 9M20, Três Marias zinc metal production amounted to 128kt, up 10% from 9M19. Zinc metal sales followed the same trend and increased 10% year-over-year, to 127kt.

Murici project: our Murici tailings project involves the construction of a new tailings disposal facility in Três Marias. The project is divided into four phases (Central Module, East Module, West II Module and West I Module) and the last phase being the West I Module. We received the permit and the construction of the West I Module was initiated and is expected to be concluded by December 2020.

Juiz de Fora

In 3Q20, Juiz de Fora production was 18kt, down 22% compared to 3Q19 and relatively flat compared to 2Q19 (+0.4%). In July, the smelter started to gradually ramp up but production was impacted by a maintenance on the roaster. Currently, Juiz de Fora is operating close to full capacity.

Zinc metal sales totaled 19kt in 3Q20, down 22% from 3Q19, following the decrease in production.

In the first nine months of 2020, metal production decreased by 10% to 58kt. Sales followed the same trend and also amounted to 58kt.

Financial performance

US$ million	3Q20	2Q20	3Q19	3Q20 vs. 3Q19		9M20	9M19	9M20 vs. 9M19
Net Revenue	422.1	274.6	442.2	(4.5)%		1,068.5	1,406.0	(24.0)%
COGS	(336.3)	(241.3)	(414.7)	(18.9)%		(890.9)	(1,268.5)	(29.8)%
Gross Profit	85.8	33.3	27.4	212.6%		177.7	137.4	29.3%
Adjusted EBITDA	86.0	39.2	24.6	250.2%		186.6	123.7	50.8%
Adjusted EBITDA Mrg.	20.4%	14.3%	5.6%	14.8	pp	17.5%	8.8%	8.7	pp

Note: Financial performance pre intersegment eliminations.

Net revenue was US$422 million in 3Q20, 5% lower compared to US$442 million in 3Q19, mainly due to (i) the decrease in volume and sulfuric acid prices; and (ii) lower average zinc prices.

In 9M20, net revenue reached US$1,069 million, down 24% year-over-year. The decrease was primarily explained by the slowdown in industrial activities in our home markets during the 1H20, which were impacted by the COVID-19 pandemic, and the lower average zinc price.

Cost of sales decreased by 19% in 3Q20, totaling US$336 million compared to US$415 million in 3Q19. This performance is mainly explained by (i) lower metal prices impacting the zinc concentrate purchase price; (ii) higher TCs paid to our smelters; (iii) the decrease in operating costs driven by lower energy, material and service costs in Peru; and (iv) the Brazilian real devaluation; partially offset by (v) the incremental costs related to COVID-19.

In 9M20, cost of sales totaled US$891 million, 30% lower compared to 9M19, driven by the same factors.

Earnings Release – 3Q20

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 3Q20, Nexa acquired 47% of zinc concentrate from third parties, with the remainder supplied directly from our own mines.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 3Q20

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2020 benchmark TC, negotiated in late March, was US$300/t concentrate, up 22% from 2019 (US$245/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-year average benchmark TC. The reference (average benchmark TC of 2020, 2019 and 2018) for 2020 stood at US$231/t concentrate, up 23% from the previous reference (average benchmark TC of 2019, 2018 and 2017 was US$188/t).

At the end of 3Q20, spot treatment charge in China was US$115/t concentrate, down from US$170/t at the end of 2Q20 and US$265/t at the end of 1Q20, as reported by Wood Mackenzie.

Adjusted EBITDA for the smelting segment totaled US$86 million in 3Q20, up US$62 million from the EBITDA reported in 3Q19. This increase was mainly explained by (i) the positive variation of US$19 million due to higher TCs; (ii) the positive price effect of US$12 million related to changes in market prices in respect of quotation period adjustments; (iii) lower operating costs; partially offset by (iv) the negative impact of US$7 million related to by-product credits.

Earnings Release – 3Q20

During 9M20, Adjusted EBITDA for our smelting segment totaled US$187 million, up 51% year-over-year due to the solid performance in 1Q20 and 3Q20.

Cash cost and AISC8

Consolidated cash cost		3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
Cash Cost Net of By-products	US$/t	1,744	1,548	2,191	(20.4)%	1,696	2,332	(27.3)%
AISC	US$/t	1,902	1,680	2,400	(20.7)%	1,843	2,505	(26.4)%
Cash Cost Net of By-products	US$/lb	0.79	0.70	0.99	(20.4)%	0.77	1.06	(27.3)%
AISC	US$/lb	0.86	0.76	1.09	(20.7)%	0.84	1.14	(26.4)%

Cash cost net of by-products decreased by 20% to US$0.79/lb (or US$1,744/t) in 3Q20 from US$0.99/lb (or US$2,191/t) in 3Q19. Market-related factors, such as lower LME prices, higher TCs and the Brazilian currency devaluation had a positive impact on our costs of US$0.10/lb (or US$227/t), US$0.06/lb (or US$134/t), and US$0.03/lb (or US$66/t), respectively. Lower operating costs, positively affected by the new energy contract and decrease in costs of materials in Cajamarquilla had a positive impact of US$0.03/lb (or US$64/t).

Compared to 2Q20, cash cost increased by 13%, or US$0.09/lb (or US$196/t). The increase in LME prices, with a negative impact of US$0.12/lb, was partially offset by a positive variation of US$0.03/lb due to volume increase.

AISC net of by-products also decreased in 3Q20 to US$0.86/lb from US$1.09/lb in 3Q19, mainly due to the aforementioned reasons, in addition to lower sustaining CAPEX and corporate G&A.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”.

8 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

Earnings Release – 3Q20

Liquidity and Indebtedness

On September 30, 2020, Nexa’s consolidated gross debt9 amounted to US$1,921 million, slightly higher (0.3%) compared to the balance at June 30, 2020.

At the end of the period, 81.8% (or US$1,572 million) of the gross debt was denominated in U.S. dollars and 18.2% (or US$350 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Liquidity remained strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$985 million at September 30, 2020, 8% higher compared to June 30, 2020 mainly driven by the positive cash flow generation in the quarter.

Total cash was sufficient to cover the payment of all obligations maturing over the next 7 years. The average maturity of the total debt was 5.4 years at an average interest rate of 4.90% per year.

On September 30, 2020 Nexa’s net debt10 was US$970 million compared with US$1,026 million at the end of 2Q20.

Only 1.2% (US$23 million) of the total debt matures in 2020, 22.5% (US$432 million) matures between 2021 and 2023, while 76.3% (US$1,466 million) of total debt matures after 2024.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 3.23x at September 30, 2020, compared to a ratio of 4.97x at June 30, 2020, explained by the higher Adjusted EBITDA and the decrease in net debt.

9 Loans and financings (“gross debt”)

10 Gross debt (US$1,921 million) minus cash and cash equivalents (US$954 million), minus financial investments (US$30 million), plus derivatives (US$6 million), plus Lease Liabilities (US$27 million).

Earnings Release – 3Q20

US$ million	Sep 30, 2020	Jun 30, 2020
Net Debt	969.6	1,026.1
LTM Adj. EBITDA	300.5	206.3
Net Debt/LTM Adj. EBITDA	3.23x	4.97x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to contribute to the deleveraging process of the Company.

BNDES – new loan agreement

On July 22, Nexa entered into a new loan agreement of up to R$750 million, or approximately up to US$140 million, with BNDES. The proceeds will be used to finance the Aripuanã project.

The new loan agreement matures in 2040 and its average annual interest rate is TLP (long term rate) plus 3.39%.

In October, we drew R$225 million (US$ 40 million) that will be used to repay existing financial debt related to the project, with the remaining amount estimated to drawn in 2021.

Cash Flows

US$ million	3Q20	9M20
Net cash flows provided by (used in):
Operating activities	168.1	126.1
Investing activities	(66.8)	(311.2)
Financing activities	(7.4)	400.7
Increase in cash and cash eq.	158.8	255.8
Cash and cash eq. at the beginning of the period	795.6	698.6
Cash and cash eq. at the end of the period (1)	954.4	954.4

(1) Does not include financial investments totaling US$30 million at September 30, 2020.

In 3Q20, the net cash provided by operating activities was US$168 million. Working capital changes had a positive impact of US$52 million primarily due (i) to a positive variation of US$106 million in trade and confirming payables due to an increase in the average supplier payment terms; and (ii) a US$35 million gain from changes in other liabilities due to an increase in income tax payable in Nexa Peru and Nexa Cajamarquilla; partially offset by (iii) a negative variation of US$58 million in trade receivables; and (v) a US$20 million impact from changes in inventory.

We used US$67 million of net cash flows for investing activities in 3Q20 impacted by US$79 million of CAPEX.

Cash from financing activities in the quarter was a negative US$7 million, mainly explained by payments of loans and financing and lease liabilities.

As a result, we had a cash increase of US$159 million, resulting in a final cash and cash equivalents of US$954 million at the end of 3Q20.

Earnings Release – 3Q20

Investments

CAPEX

Nexa made investments of US$85 million in 3Q20. Of this amount, 65% was allocated to expansion projects driven by Aripuanã’s project development (US$51 million) and Vazante’s mine deepening (US$1.8 million).

Non-expansion projects accounted for 35% of the total CAPEX in 3Q20. The main investments were related to sustaining CAPEX.

In 9M20, CAPEX amounted to US$234 million. Of this amount, 54% was related to the Aripuanã project and 4% to the Vazante mine deepening project.

2020 CAPEX guidance is being revised to US$350 million. Refer to our “Nexa | Guidance” section for further details.

CAPEX (US$ million)	3Q20	9M20
Expansion projects	55	149
Aripuanã	51	127
Others(1)	4	23
Non-Expansion	30	85
Sustaining	28	68
HSE(2)	2	14
Others(3)(4)	(0)	3
TOTAL	85	234

(1) Including US$10 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others.

(4) The negative amount refers mainly to tax credits.

Mineral exploration and project development 11

(US$ million)	3Q20	9M20
Exploration	9.4	23.7
Mineral exploration	7.1	16.5
Sustaining and mineral rights	2.3	7.2

Project development	2.6	9.9

Other	0.9	3.2
Technology	0.6	1.9
Communities	0.2	1.3
Total	12.8	36.8

In 3Q20, exploration expenses were US$9.4 million, mainly related to greenfield (49% of total) and brownfield (27% of total) exploration.

Project development investment amounted to US$2.6 million in 3Q20, including approximately US$0.9 million directed towards greenfield projects in FEL1 and FEL2 stages and US$1.0 million to brownfield projects in the same stages.

11 Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

Earnings Release – 3Q20

In 9M20, mineral exploration investment was US$24 million, while project development amounted to US$10 million, down 57% and 62%, respectively, compared to 9M19 due to COVID-19 costs related-measures.

For the year, the 2020 guidance has been revised from US$68 million to US$50 million. Refer to our “Nexa | Guidance” section for further details.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

3Q20 Mineral Exploration Highlights

▪	In Cerro Lindo, drilling results confirmed continuity of orebodies 5B, 13 and 14.

▪	In El Porvenir, drilling activities confirmed lateral extensions of the Sara orebody.

▪	Exploratory drilling was resumed at Aripuanã where the new exploration Target Babaçu Northwest will be tested in 4Q20 in a 2,000 meters program.

▪	At Hilarión drilling started to test the Mia target and for 4Q20 a total of 4,550 meters program will investigate both Mia and Eureka II targets northwest of Hilarión deposit.

▪	A resource model update at Florida Canyon will be completed in 4Q20. Drilling is still on hold.

Beginning next year, we plan to publish a quarterly report updating our exploration activities separate from our Earnings Release.

Cerro Lindo

The exploration program restarted in June and has been focused on the extensions of known orebodies and exploratory drilling to find new mineralized zones, primarily to the north and southeast of Cerro Lindo.

In 3Q20, a total of 5,824 meters of mineral exploration drilling and 16,609 meters of infill drilling were executed, totaling 14,174 meters and 24,684 meters, respectively, in 9M20.

The continuity of orebody 5B was confirmed to the north with hole PECLD04897 with 5.5m@3.22% Zn, 14m@6.07% Zn and 9.3m@3.27% Zn, between levels 1800 and 1900. In orebody 13, the continuity of the mineralization to the northwest was confirmed, with hole PECLD04905 with 9m@1.92% Zn, 43m@8.84% Zn and 14.4m@10.48% Zn. In orebody 14 mineralization was confirmed between levels 1800 and 1900 showing continuity to the northwest, with hole PECLD05028 with 3.7m@2.64% Zn and 4.1m@2.63% Zn and to the southeast with hole PECLD05124 with 6.2m@1.29% Zn and 5.5m@170.39g/t Ag and hole PEDCL05142 with 6m@1.6% Zn.

Earnings Release – 3Q20

For Zinc Equivalent parameters, forecast long-term metal prices are: Zn: US$ 2,899/t, Pb: US$ 2,304/t, Cu: US$ 7,362/t, Ag: US$ 19,31/oz and Au: US$ 1,555/oz for Atacocha/ El Porvenir. Average resource metallurgical recoveries are: Zinc (79%), Lead (72%) and Silver (50%). Cerro Lindo: Copper (87%), El Porvenir: Copper (15%), Gold (51%), Atacocha: Copper (6%), Gold (51%).

393000
393500
394000
394500
8554500
8554000
8553500
N
OB 3-4
OB 13
OB 14
OB 5B
2020 drilling
2020 drilling planned
Ore bodies (2020)
Ore bodies (2019)
0
500 m

2200 RL
W
E
2200 RL
Historic drilling
2020 drilling
2020 drilling planned
Ore body 5B (2020)
Ore body 5B (2019)
2100 RL
2100 RL
topografic surface
2000 RL
2000 RL
PECLD04897
1900 RL
1900 RL
OB 5
OB 5B
1800 RL
1800 RL
0
100 m

Earnings Release – 3Q20

During 4Q20, we expect to confirm the continuity of mineralization in the upper zones of northwest and southeast extensions of orebody 5B, northwest of orebody 13, southeast extension of orebody 14, and scout drilling towards Pucasalla Este target.

El Porvenir

The exploration drilling works were resumed in June focused on extending the existing mineralized bodies along strike and at depth, and exploration drilling on Sara mineralized zone focused on delineating a bulk mineralization close to surface and to the existing processing plant. At the end of 3Q20, a total of 4,403 meters of mineral exploration drilling and 10,579 meters of infill drilling were executed, totaling 10,943 meters and 15,880 meters, respectively, in 9M20.

Main intersections during 3Q20 include hole PEEPD01711 with 5.3m@1.36% Zn, 1.68% Pb, 67.74 g/t Ag and 0.22 g/t Au and 3.0m@ 3.49% Zn, hole PEEPD01757 with 4.6m@0.85% Zn, 0.67% Pb, 127.01 g/t Ag and 0.24 g/t Au and hole PEEPD01771 with 3.7m@3% Zn, 2.42% Pb, 107.61 g/t Ag and 0.38 g/t Au.

In 4Q20, we plan to continue drilling to the north and south of the Sara orebody. A new drill rig is drilling from underground at level 4050 to investigate the lateral continuity of Sara at one kilometer distance and other bodies such as Porvenir 3 and Porvenir 9.

Earnings Release – 3Q20

Atacocha

Infill drilling at Atacocha was resumed in July. In 3Q20, 4,473 meters of infill drilling were executed, totaling 12,346 meters in 9M20. Mineral exploration drilling is still suspended at Atacocha and we do not expect exploratory drilling activities to be resumed in 4Q20.

The Asunción orebody system, located northwest of San Gerardo pit, was confirmed with favorable results as shown by hole PEATD01380 with 7.8m@3.06% Zn, 1.14%Pb, 34.12 g/t Ag and 0.83 g/t Au. Drilling results in Cuerpo 1, northeast of San Gerard pit, confirmed continuity below level 4200, with favorable widths in hole PEATD01377 with 15.5m@3.15% Zn, 1.37%Pb, 32.01 g/t Ag and 0.48 g/t Au.

Earnings Release – 3Q20

Over the following three months, we expect to carry on drilling towards the Chercher ore body, north of San Gerardo pit, to confirm continuity at depth and to drill test the northwestern continuity of Asunción orebody.

Hilarión

Exploration activities restarted at the end of 3Q20 and 191 meters of exploratory drilling were executed in 9M20. Current drilling started in testing the Mia target after preparation work for exploratory drilling in Eureka II and Mia targets. The drilling program is focused on testing the western side of the Mia intrusive stock, where thick zinc, lead and silver mineralization are present on the surface reaching thicknesses of 25 to 35 meters in continuous outcropping ‘mantos’.

In 4Q20, we plan to complete 4,550 meters of exploratory drilling along the Mia and Eureka II targets as shown below.

Earnings Release – 3Q20

Earnings Release – 3Q20

Florida Canyon

The 2020 exploration campaign is still on hold and no drilling activity was executed in 3Q20.

Vazante

The brownfield exploration in Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 3Q20, 54 meters of infill drilling and 277 meters of exploratory drilling were executed, totaling 2,025 and 911 meters, respectively, in 9M20.

In 3Q20, we confirmed the extension of the willemite mineralization down dip in the Lumiadeira Sul area and shalow calamine mineralization in the Extremo Norte area. An exploratory hole is in progress in the Vazante Sul area, south of the Vazante orebody.

Earnings Release – 3Q20

For 4Q20, we intend to continue the extension drilling program in the Vazante Mine. Exploratory drilling will continue to focus in the Vazante Sul and Sungem Targets.

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Vazante
Vazante Sul
0
10 km
Sungen
Vazante mine
Other targets

Morro Agudo

No drilling activity was executed in 3Q20. Project activities focused on acquiring data and reviewing the brownfield and regional drilling program to resume of exploratory activities in early October. Key intercepts reported in 3Q20 refer to Bonsucesso holes drilled in previous period with pending results and include 23.3% Zn over 2.3 m (hole BRMAMBSCD000191), 12.78% Zn and 1.15% Pb over 4.8 m (hole BRMAMBSCD000192) and 15.09% Zn and 2.05% Pb over 5.8 m (hole BRMAMBSCD000193).

Earnings Release – 3Q20

For 4Q20, we plan to continue expansion brownfield drilling in Bonsucesso mineralized zone and scout drilling on Carrancas target (4 km south of Ambrosia Sul Mine).

Aripuanã

The drilling campaign resumed in early September, continuing exploratory drilling on the northwest extension of the Babaçu body. In 3Q20, 365 meters of exploratory drilling were executed, totaling 1,840 meters in 9M20. No mineralization has been intersected so far. Part of the Babaçu Exploration Target was converted into Inferred Mineral Resources but there is still room for further resource expansion considering positive drilling intersections that need infill drilling. Drilling results reported in 2Q20 confirm the continuity of the Babaçu mineralization towards the Babaçu NW Exploration Target.

Earnings Release – 3Q20

During 4Q20, we plan to complete a 2,000 meters drilling program on the new Exploration Target Babaçu NW to prove continuity of mineralization to the northwest below the Ambrex deposit, as shown below.

224000
225000
226000
227000
228000
8889000
8888000
8887000
8886000
Historical Drilling
Proven + Probable Reserves
Measured + Indicated Resources
Inferred Resources
Babaçu Exploration Target
Babaçu NW Exploration Target
Other Exploration Targets
Arpa
Arex
Link
Ambrex
Babaçu
Massaranduba
A
B
ARIPUANÃ PROJECT
BRASÍLIA

SW
A
NE
B
200m
0m
-200m
-400m
-600m
-800m
200m
0m
-200m
-400m
Ambrex
Babaçu NW Exploration Target
200m
Sedimentary rocks
Hidrothermal zone
Stratabound mineralization
Stringer mineralization
Volcanic rocks

Earnings Release – 3Q20

Projects pipeline

In addition to Aripuanã, which is under construction, Nexa maintains a pipeline of potential growth projects at different stages of maturity, summarized below.

As a result of COVID-19 related-measures and our commitment with capital discipline, Nexa has revised its project portfolio and timeline.

The Magistral project as of today is the most advanced project in our pipeline. Engineering studies continued to progress and we expect FEL3 to be completed in the first half of 2021. In 2021, we also intend to advance further optimization opportunities analysis before moving forward with project execution, which is subject to all governance approvals throughout the process.

The pre-feasibility studies at Shalipayco and Pukaqaqa remain on hold. In addition, we are renegotiating the EIA for the Pukaqaqa project, which should also extend the future project timeline. Regarding Hilarión, as previously mentioned, we resumed our exploration campaign in 3Q20.

	Projects	Description	Comments
PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢  Potential underground polymetallic project containing zinc, lead and silver deposits.

➢  Located in the Central Andes of Peru

➢  Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In PFS stage and remains on hold due to capital allocation strategy in response to COVID-19.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ Feasibility study (FEL3) in progress and is expected to be concluded in 1H21.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ PFS stage remains on hold. ➢ Only metallurgical tests are in progress. ➢ EIA extension under discussion.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢  Potential underground project containing high grade zinc and lead sulfide

➢  Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢  Exploration project located south of the Antamina mine in Ancash, Peru

➢  Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢  Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage. ➢ Exploration activities restarted at the end of 3Q20 targetting additional mineral resources in Mia and Eureka targets.
	Caçapava do Sul (56% Nexa Brazil; 44% IAMGOLD)	➢ A polymetallic project with potential for open pit and underground mines to produce copper, zinc and lead concentrates. Located in Brazil about 245km from the port of Rio Grande.	➢ Project remains on hold.
	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.

➢  FEL3 remains on hold and is expected to be resumed in 1Q21.

➢  Preliminary installation environmental license (“LP”) granted in 3Q20.

➢  An updated Resource estimate is under completion with data from 2Q20 drilling.

*Nexa Resources owns 80.16% interest in Nexa Peru.

Earnings Release – 3Q20

Others

Impairment

On September 30, 2020 Nexa performed its annual impairment test for the all its cash-generating units (“CGUs”).

After performing the test, we recognized an amount of pre-tax impairment loss of US$56 million in Cerro Pasco CGU. This impairment loss arose mainly as a result of an update in Nexa’s zinc long term price as part of the strategic planning process which is performed during the third quarter of every year. In addition, Nexa recognized an impairment loss of US$7 million in the Jarosite conversion project mainly related to additional amounts to be paid to suppliers for services of engineering and construction provided and an amount of US$2 million in individual assets under construction.

In 9M20, Nexa has recognized a total impairment of US$550 million including US$267 million of goodwill.

For further information, please refer to note 25 – Impairment of non-current assets - in Nexa’s condensed consolidated interim financial statements at and for the three-and nine-month periods ended September 30, 2020.

Earnings Release – 3Q20

Market Scenario

3Q20

LME Prices	3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
US$/t
Zinc	2,335	1,961	2,348	(0.6)%	2,145	2,600	(17.5)%
Copper	6,519	5,356	5,802	12.4%	5,849	6,040	(3.2)%
Lead	1,873	1,673	2,028	(7.6)%	1,800	1,984	(9.3)%
Silver	24.26	16.35	16.98	42.9%	19.25	15.83	21.6%
Gold	1,909	1,711	1,472	29.6%	1,736	1,364	27.3%

Source: Bloomberg

Zinc

In 3Q20, the LME zinc price averaged US$2,335/t (or US$1.06/lb), down 0.6% from 3Q19 and up 19% from 2Q20. During the quarter, zinc prices continued to recover, reaching pre-pandemic levels in August. Price recovery was mostly driven by a weaker U.S. dollar.

Metal demand has shown some recovery in China, with zinc-consuming sectors closely reaching pre-pandemic levels, although in other countries industrial activities are taking longer to normalize.

Zinc demand in our home market (Latin America ex-Mexico) trended upward during 3Q20 driven mostly by construction, infrastructure, energy and agrobusiness sectors. In Brazil, according to LCA consulting data, sales of construction materials were up 23% in July and 34% in August, compared to the same period of last year. In addition, furniture and white goods sales increased by 27% and 36%, respectively. For the auto industry, September was the best month of the year in terms of production and sales, recovering from the negative performance in 2Q20.

Imported spot TCs in China were pressured by a tight concentrate market in the rest of the world, mainly Peru. Import TCs reached US$115/t in September, down from US$170/t in June. Although many zinc mines are normalizing operations, concentrate market remains tight. In China, however, as mine production returned earlier, following the COVID-19 related easing measures, domestic TCs started to increase, going from US$176/t in June to US$212/t in by the end of September.

Copper

The average copper LME price in 3Q20 was US$6,519/t (US$2.96/lb), up 12.4% from 3Q19 and 21.7% when compared to 2Q20. Prices have shown a significant appreciation during the quarter, achieving its highest level on September 21st, 2020 (US$6,837/t). The increase in prices was driven primarily by (i) a weaker U.S. dollar and (ii) the decline of inventories throughout the period.

The 3Q20 began with concerns regarding copper concentrate supply, as some important producer countries, such as Chile and Peru, struggled to control the spread of COVID-19 which affected the restarting of mining operations and export levels. On the consumption side, the quarter has registered improved Chinese demand, as sectors such as construction, infrastructure and transportation responded positively to economic stimulus.

In addition, the Chinese spot TC has dropped 9.3%, reaching US$49/t in 3Q20 compared to US$54/t in the previous quarter, driven by tight concentrate supply and increasing demand of smelters.

Copper LME warehouses presented a material decrease during the period, with closing stocks down 23.5% from the end of 2Q20 at 217kt to 166kt the end of 3Q20 (hitting the lowest level in early September when it reached 73kt).

Earnings Release – 3Q20

Foreign Exchange

FX	3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
BRL/USD (Average)	5.377	5.385	3.968	35.5%	5.079	3.888	30.6%
BRL/USD (End of period)	5.640	5.475	4.164	35.5%	5.640	4.164	35.5%
PEN/USD (Average)	3.544	3.433	3.340	6.1%	3.461	3.328	4.0%
PEN/USD (End of period)	3.603	3.542	3.370	6.9%	3.603	3.370	6.9%

Source: Bloomberg

Throughout 3Q20, the U.S. dollar weakened against several currencies, given low Fed rates associated with Fed chairman appeal to lawmakers to continue with fiscal stimulus, signaling that the U.S. economy is still fragile, though recovering.

The Brazilian real, on the other hand, slightly appreciated in 3Q20 compared to 2Q20, following signs that the cuts cycle of SELIC was approaching an end, as the Brazilian economy seems to be recovering and inflation is expected to increase, according to the September report of Copom.

The average exchange rate for the Brazilian real in 3Q20 was 5.377/US$ as compared to 5.385/US$ (-0.2%) in 3Q20, and 35.5% higher when compared to 3Q19.

Concerns in Peru increased throughout 3Q20, as the country faced one of the highest increases in the number of deaths due to Covid-19, resulting in active expansionary policy to mitigate the negative effects of the pandemic. The average exchange rate for Peruvian soles in 3Q20 increased to 3.544/US$, up 6.1% and 6.9% from 2Q20 and 3Q19, respectively.

Market | 2020 Outlook

Concern over the spread of COVID-19 is growing again, as infection rates have risen in certain regions. The outlook for base metals in 4Q20 still remains unclear with volatile demand behavior worldwide and uncertainties in terms of supply normalization in 2020. On the macroeconomic side, the U.S. dollar performance remains unpredictable with the upcoming 2020 U.S. presidential election.

The IMF’s World Economic Outlook (October 2020 report) is expecting a less severe though still deep recession this year as global economic activity has shown better than expected recovery. Global growth is projected to drop 4.4% in 2020 (estimates were reduced by 0.5% from June’s 2020 forecast). The IMF forecasts a deep downturn this year and a 5.2% turnaround in 2021, bringing 2021 GDP levels close to 2019.

For advanced economies, the IMF now estimates an 6% drop in 2020 (versus its previous estimate of 8%) while emerging markets and developing countries’ economies are forecast to drop 3.3% (versus its previous estimate of 3%), with Latin America down 8.1% (versus its previous estimate of 9.4% previously) and Brazil (our largest market in Latin America) estimated to drop 5.8% (vs. 9.1% previously).

In terms of our home market (Latin America ex-Mexico), zinc demand trended upwards, driven by civil construction, infrastructure, energy, agribusiness and to a certain extent, the auto segment recovery. Despite the auto sector recovery in recent months, ANFAVEA’s updated projections for 2020 still point to steep (-35%) drop in production (versus the previous estimate of –45% in May 2020).

Although part of the increase in demand was driven by re-stocking, the recovery trend is expected to continue over the next quarter. Risk factors remain related to the evolution of the pandemic, government measures, fiscal debt and external environment.

Earnings Release – 3Q20

Zinc price movements for the rest of the year could remain volatile, also influenced by financial markets. In terms of fundamentals, concentrate supply could continue to tighten, as the Chinese mining output may not perform as the market expects, potentially pushing TCs levels down and prices up.

With respect to copper fundamentals, South American mines may return to steady production rates, though COVID-19 threats still remain with the possibility that the second wave could affect the copper supply chain. Project development is resuming, but behind the pre-pandemic pace. On the demand side, China’s refined consumption has presented positive signs with robust construction activity and improvement in exports of consumer durables. Demand appears to be recovering at a slower pace in other countries. As a result, the global refined copper market could end 2020 closer to balance.

Earnings Release – 3Q20

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;

•	currency exchange rate and interest rate fluctuations; and

•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Earnings Release – 3Q20

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

Earnings Release – 3Q20

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project development, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Earnings Release – 3Q20

UPCOMING EVENT

Earnings Conference Call

Date: Friday, October 30, 2020 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Earnings Release – 3Q20

Appendix

Income Statement	47
Balance sheet | Assets	48
Balance sheet | Liabilities	49
Cash Flows	50
Capex	51
Segments Information	52
Mining Information | Consolidated	54
Mining Information | by Asset	55
Smelting Information | Consolidated and by Asset	58
All in Sustaining Cash Cost | Mining	59
All in Sustaining Cash Cost | Smelting	61

Earnings Release – 3Q20

Income Statement

US$ million	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Net Revenue	569.9	613.4	563.6	585.8	442.0	336.6	537.8
Cost of sales	(488.1)	(479.6)	(504.1)	(475.5)	(390.6)	(315.7)	(397.5)
SG&A	(41.1)	(42.1)	(57.2)	(76.2)	(41.6)	(29.2)	(36.6)
Mineral exploration and project development	(22.4)	(29.1)	(33.5)	(34.1)	(14.5)	(8.5)	(12.6)
Impairment loss	0.0	0.0	(142.1)	0.0	(484.6)	0.0	(65.1)
Other operating results	8.4	(17.5)	(4.5)	(5.1)	(19.1)	5.2	1.1
Net financial result	(25.9)	(15.3)	(57.1)	(6.5)	(165.3)	(54.5)	(61.9)
Financial income	6.2	6.2	6.6	12.8	3.6	3.4	2.2
Financial expenses	(31.6)	(32.3)	(26.1)	(34.7)	(39.7)	(39.1)	(42.8)
Other financial items, net	(0.5)	10.8	(37.6)	15.4	(129.2)	(18.8)	(21.4)
Depreciation, amortization and depletion	81.1	73.3	93.5	70.0	67.6	52.1	61.4
Adjusted EBITDA	107.9	118.5	57.8	64.9	43.7	39.9	152.0
Adj. EBITDA margin	18.9%	19.3%	10.3%	11.1%	9.9%	11.9%	28.3%
Net income (loss)	(8.3)	23.3	(171.3)	(2.7)	(612.1)	(59.1)	(34.7)
Attributable to Nexa's shareholders	(14.0)	20.4	(150.2)	(2.8)	(521.9)	(58.6)	(28.7)
Attributable to non-controlling interests	5.7	2.9	(21.0)	0.0	(90.1)	(0.4)	(6.0)
Weighted average number of outstanding shares - in thousand(1)	132,993	132,628	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.11)	0.15	(1.13)	(0.02)	(3.94)	(0.44)	(0.22)

(1)Shares in treasury are not included in this amount. The shares were canceled in June 2020.

Earnings Release – 3Q20

Balance Sheet – Assets

Nexa - US$ thousand	Sep 30, 2020	Dec 31, 2019
Current assets
Cash and cash equivalents	954,392	698,618
Financial investments	30,435	58,423
Derivative financial instruments	17,762	4,835
Trade accounts receivables	182,275	177,231
Inventory	213,288	295,258
Other assets	118,190	140,984
	1,516,342	1,375,349

Non-current assets
Financial investments	-	352
Derivative financial instruments	13,609	14,689
Deferred income tax	269,710	262,941
Other assets	124,340	145,471
Property, plant and equipment	1,765,119	2,122,690
Intangible assets	1,073,139	1,538,526
Right-of-use assets	20,197	29,547
	3,266,114	4,114,216

Total assets	4,782,456	5,489,565

Earnings Release – 3Q20

Balance Sheet – Liabilities

Nexa - US$ thousand	Sep 30, 2020	Dec 31, 2019
Current liabilities
Loans and financings	155,671	33,149
Lease liabilities	15,555	16,474
Derivative financial instruments	6,948	8,276
Trade payables	313,678	414,080
Confirming payables	95,739	82,770
Dividends payables	4,541	6,662
Asset retirement and environmental obligations	31,295	19,001
Contractual liabilities	25,082	26,351
Salaries and payroll charges	54,626	58,919
Other liabilities	79,740	33,308
	782,875	698,990

Non-current liabilities
Loans and financings	1,765,604	1,475,408
Lease liabilities	11,113	17,910
Derivative financial instruments	30,891	13,542
Asset retirement and environmental obligations	209,615	274,826
Provisions	26,184	26,071
Deferred income tax	218,271	273,278
Contractual liabilities	140,362	154,171
Other liabilities	26,968	35,308
	2,429,008	2,270,514

Total liabilities	3,211,883	2,969,504

Shareholders' equity
Attributable to NEXA’s shareholders	1,332,531	2,147,452
Attributable to non-controlling interests	238,042	372,609
	1,570,573	2,520,061

Total liabilities and shareholders' equity	4,782,456	5,489,565

Earnings Release – 3Q20

Cash Flows

Nexa - US$ thousand	3Q20	9M20
Cash flows from operating activities
Loss before income tax	(37,029)	(776,930)
Adjustments to reconcile income (loss) before income tax to cash
Impairment of non-current assets	65,121	549,715
Depreciation and amortization	61,359	181,084
Interest and foreign exchange effects	26,451	222,762
Gain on sale of property, plant and equipment and intangible assets	269	362
Changes in provisions	11,825	20,761
Changes in operating assets and liabilities	52,074	3,085
Interest paid on loans and financings	(7,937)	(45,337)
Changes in fair value of loans and financings	(3,110)	4,457
Interest paid on lease liabilities	(274)	(1,164)
Premium paid on bonds repurchase	0	(14,481)
Income tax paid	(630)	(18,174)
Net cash provided by operating activities	168,119	126,140

Cash flows from investing activities
Acquisitions of property, plant and equipment	(79,268)	(224,234)
Net (purchases) sales of financial investments	12,163	(87,727)
Proceeds from the sale of property, plant and equipment	355	713
Net cash (used in) investing activities	(66,750)	(311,248)

Cash flows from financing activities
New loans and financings	0	1,185,250
Financing costs	(1,650)	(9,087)
Payments of loans and financings(1)	(4,623)	(711,890)
Payments of lease liabilities	(2,164)	(6,790)
Dividends paid	0	(55,952)
Dividends not withdrawn	1,009	1,009
Capital reduction of subsidiary – non-controlling interests	0	(1,826)
Net cash provided by (used in) financing activities	(7,428)	400,714

Foreign exchange effects on cash and cash equivalents	(2,331)	(27,011)
Other high liquid short term investments	67,179	67,179
Increase in cash and cash equivalents	158,789	255,774
Cash and cash equivalents at the beginning of the period	795,603	698,618
Cash and cash equivalents at the end of the period	954,392	954,392

(1) Includes transaction costs

Earnings Release – 3Q20

Capex

US$ million	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	9M20	2019
Mining	23.1	17.2	30.8	58.7	36.4	48.1	37.9	71.0	181.1
Cerro Lindo	7.5	2.4	8.9	14.6	12.2	14.0	9.7	18.8	50.5
El Porvenir	3.3	1.0	5.0	12.8	2.4	9.1	8.6	9.3	32.9
Atacocha	3.3	0.9	4.8	6.0	1.9	1.4	2.5	9.0	11.8
Vazante	7.3	10.7	8.5	18.3	15.3	20.6	15.7	26.5	70.0
Morro Agudo	1.6	2.2	3.5	6.9	4.5	3.1	1.5	7.4	15.9
Smelting	18.8	8.4	13.1	34.3	20.7	20.9	9.8	40.2	85.6
CJM	11.4	1.6	6.1	16.7	8.7	11.6	3.0	19.1	40.0
Três Marias	4.8	4.8	4.3	10.6	7.2	5.3	3.8	13.8	26.9
Juiz de Fora	2.6	2.0	2.7	7.0	4.8	4.0	2.9	7.3	18.7
Other	43.4	43.3	36.3	53.7	46.9	25.6	17.3	123.1	143.5
Total	85.2	68.9	80.1	146.7	104.0	94.6	65.0	234.3	410.3
Expansion	55.2	52.9	41.1	66.6	57.8	40.1	24.0	149.3	188.4
Non-Expansion	30.0	15.9	39.0	80.1	46.2	54.6	41.0	85.0	221.9

US$ million	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	9M20	2019
Modernization	1.9	2.2	3.2	7.7	3.9	4.0	2.9	7.3	18.4
Sustaining	28.1	17.7	21.9	52.0	29.2	34.0	22.4	67.7	137.7
HSE	1.9	1.9	10.5	15.1	12.9	14.5	14.7	14.4	57.3
Other(1)	(2.0)	(5.9)	3.4	5.3	0.1	2.1	1.0	(4.4)	8.5
Non-Expansion	30.0	15.9	39.0	80.1	46.2	54.6	41.0	85.0	221.9

(1) The negative amount refers mainly to tax credits.

Earnings Release – 3Q20

Segments Information

US$ million	3Q20	2Q20	3Q19	3Q20 vs. 3Q19	9M20	9M19	9M20 vs. 9M19
Revenue - Mining	206.0	110.6	248.4	(17.0)%	479.0	766.9	(37.5)%
Revenue - Smelting	422.1	274.6	442.2	(4.5)%	1,068.5	1,406.0	(24.0)%
Intersegment Results	(99.4)	(52.0)	(124.5)	(20.1)%	(239.1)	(424.4)	(43.7)%
Adjustments	9.1	3.4	(2.5)	-	8.0	(1.6)	-
Net Revenue	537.8	336.6	563.6	(4.6)%	1,316.4	1,746.9	(24.6)%

Cost of sales - Mining	(146.5)	(118.9)	(221.0)	(33.7)%	(447.9)	(608.3)	(26.4)%
Cost of sales - Smelting	(336.3)	(241.3)	(414.7)	(18.9)%	(890.9)	(1,268.5)	(29.8)%
Intersegment Results	99.4	52.0	124.5	(20.1)%	239.1	424.4	(43.7)%
Adjustments	(14.1)	(7.5)	7.1	-	(4.2)	(19.5)	(78.3)%
Cost of sales	(397.5)	(315.7)	(504.1)	(21.2)%	(1,103.9)	(1,471.9)	(25.0)%

Gross Profit - Mining	59.6	(8.4)	27.3	117.8%	31.1	158.7	(80.4)%
Gross Profit - Smelting	85.8	33.3	27.4	212.6%	177.7	137.4	29.3%
Adjustments	(5.0)	(4.1)	4.7	-	3.7	(21.1)	-
Gross Profit	140.3	20.8	59.4	136.1%	212.5	275.0	(22.7)%

Adjusted EBITDA - Mining	66.9	3.0	33.1	102.4%	53.3	159.6	(66.6)%
Adjusted EBITDA - Smelting	86.0	39.2	24.6	250.2%	186.6	123.7	50.8%
Adjustments	(0.9)	(2.2)	0.1	-	(4.2)	0.8	-
Adjusted EBITDA	152.0	39.9	57.8	163.2%	235.6	284.1	(17.1)%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

Earnings Release – 3Q20

Segments Information – Reconciliation

The Company reviewed the accounting policies related to the classification of royalties and validity fees in its financial statements during this period.

As a result of this review, the Company made some immaterial reclassifications in the 2019 comparable information to be consistent with 2020. For further information, please refer to notes 5, 6 and 7 in Nexa’s condensed consolidated interim financial statements at and for the three and nine month periods ended September 30, 2020.

	Previous				Adjusted
US$ million	1Q19	2Q19	3Q19	4Q19	1Q19	2Q19	3Q19	4Q19
Revenue - Mining	272.2	246.1	248.2	233.6	272.3	246.2	248.4	233.7
Revenue - Smelting	455.0	508.8	442.2	459.8	455.0	508.8	442.2	459.8
Intersegment Results	(159.2)	(140.7)	(124.5)	(111.4)	(159.2)	(140.7)	(124.5)	(111.4)
Adjustments	1.8	(0.9)	(2.5)	3.8	1.8	(0.9)	(2.5)	3.8
Net Revenue	569.8	613.3	563.4	585.8	569.9	613.4	563.6	585.8

Cost of sales - Mining	(199.0)	(186.6)	(220.4)	(196.0)	(199.8)	(187.5)	(221.0)	(196.4)
Cost of sales - Smelting	(427.2)	(426.7)	(414.7)	(386.5)	(427.2)	(426.7)	(414.7)	(386.5)
Intersegment Results	159.2	140.7	124.5	111.4	159.2	140.7	124.5	111.4
Adjustments	(20.4)	(6.2)	7.2	(4.0)	(20.4)	(6.2)	7.1	(4.0)
Cost of sales	(487.3)	(478.7)	(503.5)	(475.2)	(488.1)	(479.6)	(504.1)	(475.5)

Gross Profit - Mining	73.3	59.5	27.9	37.6	72.6	58.8	27.3	37.3
Gross Profit - Smelting	27.8	82.2	27.4	73.2	27.8	82.2	27.4	73.2
Adjustments	(18.6)	(7.1)	4.7	(0.2)	(18.6)	(7.1)	4.7	(0.2)
Gross Profit	82.5	134.6	60.0	110.6	81.8	133.8	59.4	110.3

Adjusted EBITDA	107.9	118.5	57.8	64.9	107.9	118.5	57.8	64.9

Earnings Release – 3Q20

Mining information | Consolidated

Consolidated

Consolidated		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	3,321.4	3,227.8	3,305.3	3,147.1	2,806.6	1,856.1	3,040.8

Grade
Zinc	%	3.10	3.23	3.34	2.98	3.12	3.86	3.07
Copper	%	0.35	0.33	0.39	0.40	0.32	0.32	0.33
Lead	%	0.49	0.54	0.55	0.50	0.48	0.40	0.52
Silver	oz/t	0.87	0.95	0.99	0.94	0.87	0.77	0.95
Gold	oz/t	0.005	0.004	0.005	0.005	0.003	0.003	0.004

in Content
Zn	kt	89.7	91.4	97.1	82.9	76.9	62.4	81.9
Cu	kt	9.0	8.4	10.5	10.2	7.0	4.7	7.9
Pb	kt	12.3	13.1	13.7	12.3	9.4	4.7	11.4
Ag	koz	2,084.2	2,226.3	2,393.9	2,196.6	1,699.0	900.2	2,095.9
Au	koz	6.5	5.5	6.0	7.0	3.8	2.1	5.1
Zn Eq production (1)	kt	137.8	139.3	152.4	134.8	113.8	84.8	127.1

Cash Cost Net of By-products (2)	US$/t	881.0	1,055.2	923.9	914.1	1,148.9	793.7	735.3
Cash Cost Net of By-products (2)	US$/lb	0.40	0.48	0.42	0.41	0.52	0.36	0.33

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2019 average benchmark prices. The prices used for this conversion are: Zinc: US$2,546/t (US$1.16/lb); Copper: US$6,000/t (US$2.72/lb); Lead: US$2,000/t (US$0.91/lb); Silver: US$16.2/oz; Gold: US$1,393/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 3Q20

Mining information | by Asset

Cerro Lindo, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	1,767.3	1,659.9	1,678.1	1,694.5	1,394.3	846.9	1,559.0

Grade
Zinc	%	2.00	2.04	2.27	1.91	1.67	1.71	1.86
Copper	%	0.60	0.58	0.71	0.68	0.57	0.64	0.58
Lead	%	0.22	0.25	0.26	0.26	0.22	0.21	0.28
Silver	oz/t	0.62	0.69	0.72	0.75	0.68	0.75	0.78
Gold	oz/t	0.001	0.001	0.002	0.003	0.002	0.003	0.001

in Content
Zn	kt	31.6	30.9	34.6	29.2	21.3	12.6	26.0
Cu	kt	8.9	8.3	10.4	10.0	7.0	4.7	7.8
Pb	kt	2.8	3.0	3.3	3.2	2.2	1.2	3.1
Ag	koz	742.2	776.8	839.6	891.9	640.5	411.0	863.6
Au	koz	0.9	1.1	1.2	1.3	0.7	0.9	1.1
Zn Eq production (1)	kt	60.0	58.3	67.8	61.7	43.9	27.6	52.9

Cash Cost Net of By-products (2)	US$/t	336.1	779.1	221.1	96.6	818.5	(600.4)	(211.3)
Cash Cost Net of By-products (2)	US$/lb	0.15	0.35	0.10	0.04	0.37	(0.27)	(0.10)

El Porvenir, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	530.3	539.8	547.9	502.8	423.6	233.4	415.2

Grade
Zinc	%	2.96	3.01	2.90	2.82	2.60	2.79	2.68
Copper	%	0.14	0.14	0.14	0.18	0.16	0.20	0.17
Lead	%	1.00	1.03	1.06	0.95	0.88	0.82	1.01
Silver	oz/t	2.05	2.04	2.21	2.00	1.89	1.92	2.20
Gold	oz/t	0.016	0.016	0.019	0.011	0.012	0.014	0.013

in Content
Zn	kt	13.9	14.3	13.9	12.5	9.7	5.8	9.7
Cu	kt	0.1	0.1	0.1	0.1	0.1	0.0	0.1
Pb	kt	4.2	4.4	4.6	3.8	2.8	1.5	3.3
Ag	koz	846.7	849.4	939.8	776.7	599.2	336.2	716.0
Au	koz	2.6	2.2	2.6	3.8	1.4	1.0	1.8
Zn Eq production (1)	kt	24.3	24.6	25.2	22.8	16.7	9.7	18.1

Cash Cost Net of By-products (2)	US$/t	1,099.7	1,447.6	1,359.9	1,614.2	930.1	816.7	1,380.3
Cash Cost Net of By-products (2)	US$/lb	0.50	0.66	0.62	0.73	0.42	0.37	0.63

Earnings Release – 3Q20

Atacocha, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	357.1	363.4	390.7	394.2	324.5	53.4	357.1

Grade
Zinc	%	1.30	1.55	1.48	1.40	1.43	1.20	1.08
Copper	%	0.09	0.09	0.08	0.07	0.07	0.04	0.04
Lead	%	1.21	1.43	1.36	1.20	1.23	1.19	1.19
Silver	oz/t	1.32	1.65	1.57	1.54	1.62	1.26	1.35
Gold	oz/t	0.015	0.011	0.011	0.011	0.010	0.011	0.010

in Content
Zn	kt	3.6	4.4	4.5	4.2	3.6	0.5	2.8
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.7	4.4	4.5	3.9	3.3	0.5	3.6
Ag	koz	383.1	495.4	503.6	500.0	405.9	54.2	399.6
Au	koz	3.0	2.2	2.3	1.8	1.6	0.3	2.2
Zn Eq production (1)	kt	10.6	12.3	12.4	11.5	9.6	1.4	9.4

Cash Cost Net of By-products (2)	US$/t	1,717.2	(25.6)	3,000.3	(518.3)	1,733.7	(2,310.1)	(713.7)
Cash Cost Net of By-products (2)	US$/lb	0.78	(0.01)	1.36	(0.24)	0.79	(1.05)	(0.32)

Vazante, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	372.2	369.7	396.5	268.7	396.0	401.7	407.3

Grade
Zinc	%	10.98	11.27	11.20	12.69	10.67	10.52	10.31
Lead	%	0.31	0.35	0.40	0.13	0.37	0.40	0.34
Silver	oz/t	0.58	0.62	0.64	0.26	0.46	0.72	0.68

in Content
Zn	kt	34.7	35.6	38.4	30.3	36.8	36.8	36.9
Pb	kt	0.3	0.3	0.4	0.1	0.2	0.3	0.4
Ag	koz	101.1	104.7	110.9	16.4	49.9	98.7	116.6
Zn Eq production (1)	kt	35.6	36.5	39.4	30.5	37.2	37.7	37.9

Cash Cost Net of By-products (2)	US$/t	1,090.2	1,161.0	1,044.3	1,286.6	1,203.9	1,139.6	1,189.2
Cash Cost Net of By-products (2)	US$/lb	0.49	0.53	0.47	0.58	0.55	0.52	0.54

Earnings Release – 3Q20

Morro Agudo, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Treated Ore	kt	294.6	294.9	292.1	286.8	268.2	320.7	302.3

Grade
Zinc	%	2.16	2.29	2.22	2.65	2.37	2.38	2.43
Lead	%	0.58	0.48	0.43	0.58	0.45	0.48	0.52

in Content
Zn	kt	6.0	6.2	5.6	6.5	5.5	6.7	6.4
Pb	kt	1.3	1.1	1.0	1.4	0.9	1.1	1.0
Ag	koz	11.0	0.0	0.0	11.6	3.5	0.0	0.0
Zn Eq production (1)	kt	7.3	7.6	7.6	8.2	6.4	8.4	8.8

Cash Cost Net of By-products (2)	US$/t	1,552.8	1,998.0	2,101.3	2,610.5	2,328.7	1,542.9	1,372.2
Cash Cost Net of By-products (2)	US$/lb	0.70	0.91	0.95	1.18	1.06	0.70	0.62

Earnings Release – 3Q20

Smelting | Consolidated and Sales by Asset

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Metallic zinc sales	kt	136.5	146.8	148.6	152.6	137.4	114.1	148.1
Zinc oxide sales	kt	8.9	9.2	9.6	9.0	8.0	5.7	10.3
Total sales volume	kt	145.5	156.0	158.3	161.5	145.3	119.9	158.4

Metallic zinc sales
Cajamarquilla	kt	79.8	84.2	89.0	87.6	76.2	57.6	81.6
Três Marias	kt	37.8	41.3	35.7	42.9	40.4	38.3	47.8
Juíz de Fora	kt	18.8	21.2	23.9	22.1	20.8	18.2	18.6

Zinc oxide sales
Três Marias	kt	8.9	9.2	9.6	9.0	8.0	5.7	10.3

Global recovery
Cajamarquilla	%	94.4	94.0	94.4	93.8	93.1	93.7	93.5
Três Marias	%	92.9	94.1	94.8	95.4	95.2	95.4	94.8
Juíz de Fora	%	92.2	94.2	93.4	93.5	92.1	92.8	93.3

Cash cost
Cajamarquilla	US$/t	2,405.3	2,347.0	2,247.9	1,900.2	1,802.3	1,794.6	1,795.8
Três Marias	US$/t	2,625.3	2,216.8	1,994.5	1,963.0	1,598.0	1,170.2	1,602.7
Juíz de Fora	US$/t	2,703.2	2,332.8	2,336.8	2,204.5	2,009.4	1,657.9	1,946.6

Cajamarquilla	US$/lb	1.09	1.06	1.02	0.86	0.82	0.81	0.81
Três Marias	US$/lb	1.19	1.01	0.90	0.89	0.72	0.53	0.73
Juíz de Fora	US$/lb	1.23	1.06	1.06	1.00	0.91	0.75	0.88

Earnings Release – 3Q20

All-in Sustaining Cost – Mining (2)

3Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn
	Tonnes	36,857	6,435	24,349	10,292	3,022	80,956	0	80,956
(+)	COGS	19.6	13.8	77.9	33.9	10.8	155.9	(9.4)	146.5
(+)	On-site G&A	1.2	0.8	0.0	0.0	0.0	2.0	0.0	2.0
(-)	By-products revenue	(2.7)	(6.3)	(72.1)	(18.6)	(12.8)	(112.6)	9.4	(103.2)
(+)	Treatment Charges	30.9	4.1	15.0	7.9	2.1	59.9	0.0	59.9
(+)	Selling Expenses	0.1	0.7	0.8	0.1	0.1	1.9	0.0	1.9
(-)	Depreciation, amortization and depletion	(3.3)	(3.2)	(24.7)	(7.0)	(2.7)	(40.9)	(0.0)	(40.9)
(-)	Royalties	(0.8)	(0.7)	0.0	(0.7)	(0.3)	(2.5)	0.0	(2.5)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(1.7)	(0.1)	(0.1)	(2.2)	0.0	(2.2)
(+)	Others	(0.9)	(0.3)	(0.3)	(1.2)	0.8	(1.9)	0.0	(1.9)
(=)	Cash Cost (Sold)	43.8	8.8	(5.1)	14.2	(2.2)	59.6	(0.0)	59.5
	Cash Cost (Sold) (per ton)	1,189.2	1,372.2	(211.3)	1,380.3	(713.7)	735.8	0.0	735.3
(+)	Sustaining Capital Expenditure	5.5	1.5	7.5	3.3	3.3	21.1	(3.0)	18.1
(=)	Sustaining Cash Cost (Sold)	49.3	10.3	2.4	17.5	1.2	80.7	(3.1)	77.6
	Sustaining Cash Cost (Sold) (per ton)	1,337.3	1,608.2	98.4	1,699.7	381.9	996.6	0.0	958.8
(+)	Workers participation & Bonus	0.2	0.1	1.7	0.1	0.1	2.2	0.0	2.2
(+)	Royalties	0.8	0.7	0.0	0.3	0.2	2.0	0.0	2.0
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	14.4	14.4
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	96.3
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,189.5
(=)	AISC (Sold) in US$/lb								0.54

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$6.2 million (or US$0.03/lb) in 3Q20. Cerro Lindo: US$2.5 million; Atacocha: US$1.0 million; El Porvenir: US$2.6 million.

Earnings Release – 3Q20

3Q19

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn
	Tonnes	38,429	5,647	36,263	13,470	4,305	98,115	0	98,115
(+)	COGS	24.5	15.8	105.7	44.8	26.9	217.7	3.3	221.0
(+)	On-site G&A	2.4	2.0	0.0	0.0	0.0	4.4	0.0	4.4
(-)	By-products revenue	(2.2)	(5.5)	(73.8)	(23.3)	(10.5)	(115.3)	(3.5)	(118.8)
(+)	Treatment Charges	23.3	2.6	18.3	8.5	2.4	55.2	0.0	55.2
(+)	Selling Expenses	0.1	0.7	0.7	0.1	0.1	1.7	0.0	1.7
(-)	Depreciation, amortization and depletion	(6.3)	(2.7)	(35.0)	(13.9)	(9.7)	(67.8)	(0.4)	(68.2)
(-)	Royalties	(0.5)	(0.6)	0.0	(0.4)	(0.1)	(1.6)	0.0	(1.6)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(1.1)	(0.5)	0.3	(1.9)	0.0	(1.9)
(+)	Others	(0.7)	(0.2)	(6.7)	2.9	3.6	(1.2)	0.0	(1.2)
(=)	Cash Cost (Sold)	40.1	11.9	8.0	18.3	12.9	91.3	(0.6)	90.6
	Cash Cost (Sold) (per t)	1,044.3	2,101.3	221.1	1,359.9	3,000.3	930.1	0.0	923.9
(+)	Non-Expansion Capital Expenditure	10.5	3.9	12.2	2.4	1.9	30.9	(0.1)	30.9
(=)	Sustaining Cash Cost (Sold)	50.6	15.8	20.2	20.7	14.8	122.2	(0.7)	121.5
	Sustaining Cash Cost (Sold) (per t)	1,317.0	2,793.1	558.1	1,540.3	3,441.4	1,245.4	0.0	1,238.7
(+)	Workers participation & Bonus	0.4	0.2	1.1	0.5	(0.3)	1.9	0.0	1.9
(+)	Royalties	0.4	0.5	0.0	0.4	0.1	1.4	0.0	1.4
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	23.9	23.9
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	148.7
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,515.6
(=)	AISC (Sold) in US$/lb								0.69

Earnings Release – 3Q20

All-in Sustaining Cost – Smelting (2)

3Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	55,882	18,495	81,513	155,889	0	155,889
(+)	COGS	102.3	43.8	190.8	337.0	(0.6)	336.3
(-)	Cost of freight	(3.2)	(0.7)	(9.5)	(13.4)	0.0	(13.4)
(+)	On-site G&A	1.1	1.0	4.4	6.4	0.0	6.4
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(13.8)	(20.2)	0.0	(20.2)
(-)	By-products revenue	(4.4)	(3.7)	(22.6)	(30.7)	0.6	(30.0)
(-)	Workers participation & Bonus	(0.2)	(0.2)	(2.9)	(3.3)	0.0	(3.3)
(+)	Others	(2.5)	(1.3)	0.0	(3.9)	0.0	(3.9)
(=)	Cash Cost (Sold)	89.6	36.0	146.4	271.9	0.0	271.9
	Cash Cost (Sold) (per ton)	1,602.7	1,946.6	1,795.8	1,744.5	0.0	1,744.5
(+)	Non-Expansion Capital Expenditure	4.8	2.6	10.4	17.7	(5.8)	11.9
(=)	Sustaining Cash Cost (Sold)	94.3	38.6	156.8	289.7	(5.8)	283.9
	Sustaining Cash Cost (Sold) (per ton)	1,687.8	2,086.2	1,923.3	1,858.2	0.0	1,821.0
(+)	Workers participation & Bonus	0.2	0.2	2.9	3.3	0.0	3.3
(+)	Corporate G&A	0.0	0.0	0.0	0.0	9.4	9.4
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	296.6
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	1,902.4
(=)	AISC (Sold) in c/lb						0.86

Earnings Release – 3Q20

3Q19

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Prod ucts)
	Tonnes	43,260	23,766	88,900	155,925	0	155,925
(+)	COGS	97.0	66.2	251.5	414.7	(0.0)	414.7
(-)	Cost of freight	(2.8)	(1.0)	(10.1)	(13.8)	0.0	(13.8)
(+)	On-site G&A	1.5	1.3	3.9	6.7	0.0	6.7
(-)	Depreciation, amortization and depletion	(3.5)	(4.1)	(16.1)	(23.7)	0.0	(23.7)
(-)	By-products revenue	(3.3)	(5.3)	(28.4)	(37.0)	0.0	(37.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.0)	(1.7)	0.0	(1.7)
(+)	Others	(2.2)	(1.3)	0.0	(3.5)	0.0	(3.5)
(=)	Cash Cost (Sold)	86.3	55.5	199.8	341.7	0.0	341.7
	Cash Cost (Sold) (per ton)	1,994.5	2,336.8	2,247.9	2,191.2	0.0	2,191.3
(+)	Non-Expansion Capital Expenditure	7.2	4.8	3.4	15.3	0.0	15.3
(=)	Sustaining Cash Cost (Sold)	93.5	60.3	203.2	356.9	0.0	357.0
	Sustaining Cash Cost (Sold) (per ton)	2,160.4	2,536.8	2,285.7	2,289.2	0.0	2,289.5
(+)	Workers participation & Bonus	0.3	0.3	1.0	1.7	0.0	1.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	15.6	15.6
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	374.3
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	2,400.3
(=)	AISC (Sold) in c/lb						1.09